SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2007 and 2008

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND June 30, 2008

	Won				U.S. dollars (Note 2)
	2007		2008		2008
	(In millions)				(In thousands)
Assets
Property, plant and equipment (Notes 3 and 4):	(Won)	102,741,962	(Won)	105,722,461	$100,995,856
Less: accumulated depreciation		(40,383,055)		(43,152,222)	(41,222,986)
Less: construction grants		(4,619,883)		(4,896,549)	(4,677,635)

		57,739,024		57,673,690	55,095,235
Construction in-progress		9,824,129		10,347,501	9,884,889

Net property, plant and equipment		67,563,153		68,021,191	64,980,124

Investments and other assets:
Long-term investment securities (Note 6)		2,309,321		2,562,567	2,448,001
Long-term loans (Notes 7)		428,674		545,983	521,573
Financial derivatives		14,898		249,978	238,802
Intangible assets (Notes 5 and 30)		841,327		800,850	765,046
Deferred income tax assets (Note 26)		1,983,649		2,108,914	2,014,629
Other non-current assets (Notes 8, 18 and 31)		452,772		437,635	418,069

Total non-current assets		73,593,794		74,727,118	71,386,245

Current assets:
Cash and cash equivalents (Notes 9 and 18)		1,574,329		1,837,528	1,755,376
Trade receivables, less allowance for doubtful accounts of (Won)50,173 million in 2006 and (Won)53,924 million in 2007 (Notes 18, 29 and 30)		2,602,570		2,312,831	2,209,430
Other accounts receivable, less allowance for doubtful accounts of (Won)9,871 million in 2006 and (Won)12,818 million in 2007 (Notes 18, 29 and 30)		393,323		346,783	331,278
Short-term investment securities (Note 6)		21,304		24,989	23,872
Short-term financial instruments (Note 18)		1,583,271		330,779	315,991
Financial derivatives		7,633		5,361	5,120
Inventories (Note 10)		2,632,938		3,412,760	3,260,183
Deferred income tax assets (Note 26)		279,757		339,734	324,545
Other current assets (Notes 11 and 18)		239,673		601,317	574,434

Total current assets		9,334,798		9,212,082	8,800,230

Total assets	(Won)	82,928,592	(Won)	83,939,200	$80,186,474

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2007 AND June 30, 2008

	Won				U.S. dollars (Note 2)
	2007		2008		2008
	(In millions)				(In thousands)
Liabilities and Shareholders’ Equity
Shareholders’ equity:
Common stock of (Won)5,000 par value authorized 1,200,000,000 shares - Issued and outstanding 641,567,712 shares in 2007 and 2006 (Note 12)	(Won)	3,207,839	(Won)	3,207,839	$3,064,424
Capital surplus (Note 12)		14,558,256		14,558,383	13,907,511
Capital adjustments (Note 14)		(741,825)		(741,489)	(708,339)
Accumulated other comprehensive income (Notes 15 and 33)		83,915		190,199	181,696
Retained earnings:
Appropriated (Note 13)		25,372,349		26,462,200	25,279,136
Before appropriations		1,551,878		(474,317)	(453,111)
Minority interest in consolidated subsidiaries		234,441		268,255	256,262

Total shareholders’ equity		44,266,853		43,471,070	41,527,579

Long-term liabilities:
Long-term debt, net (Notes 17 and 29)		16,120,521		18,883,986	18,039,727
Accrual for retirement and severance benefits, net (Note 19)		1,388,932		1,623,006	1,550,445
Liability for decommissioning costs (Note 20)		8,206,267		8,503,622	8,123,445
Provision for decontamination of transformer (Note 21)		222,485		275,585	263,264
Reserve for self insurance		109,273		108,748	103,886
Financial derivatives		210,976		74,633	71,296
Deferred income tax liabilities (Note 26)		2,547,775		2,498,141	2,386,455
Other long-term liabilities (Note 31)		517,552		440,420	420,730

Total long-term liabilities		29,323,781		32,408,141	30,959,248

Current liabilities:
Trade payables (Notes 18, 29 and 30)		1,572,141		1,295,533	1,237,613
Other accounts payable (Note 18, 29 and 30)		701,172		491,796	469,809
Short-term borrowings (Note 16)		820,315		1,154,748	1,103,122
Current portion of long-term debt, net (Notes 17 and 29)		4,670,260		3,756,031	3,588,108
Income tax payable		474,986		341,332	326,072
Accrued expense (Note 18)		340,682		318,135	303,912
Financial derivatives		40,256		15,367	14,680
Deferred income tax liabilities (Note 26)		19,152		5,646	5,394
Other current liabilities (Notes 3, 18 and 22)		698,994		681,401	650,937

Total current liabilities		9,337,958		8,059,989	7,699,647

Total liabilities		38,661,739		40,468,130	38,658,894

Commitments and contingencies (Note 31)

Total shareholders’ equity and liabilities	(Won)	82,928,592	(Won)	83,939,200	$80,186,474

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007 AND 2008

	Won				U.S. dollars (Note 2)
	2007		2008		2008
	(In millions, except per share amounts				(In thousands, except per share amounts)
OPERATING REVENUES: (Notes 29 and 30)
Sale of electricity	(Won)	13,482,856	(Won)	14,563,870	$13,912,753
Other operating revenues		309,225		393,438	375,848

		13,792,081		14,957,308	14,288,601

OPERATING EXPENSES (Notes 24, 25, 29 and 30):
Power generation, transmission and distribution costs		11,275,718		13,805,541	13,188,327
Purchased power
Other operating costs		195,654		602,167	575,246
Selling and administrative expenses		701,261		798,599	762,895

		12,172,633		15,206,307	14,526,468

OPERATING INCOME		1,619,448		(248,999)	(237,867)

OTHER INCOME (EXPENSES):
Interest income		88,525		81,664	78,013
Interest expenses		(345,562)		(422,568)	(403,676)
Gain (loss) on foreign currency transactions and translation, net		10,804		(591,383)	(564,944)
Donations		(61,223)		(36,542)	(34,908)
Equity income of affiliates, net (Note 6)		80,140		110,493	105,553
Gain on disposal of investments, net		—		2,972	2,839
Loss on disposal of property, plant and equipment, net		9,535		4,214	4,026
Valuation gain (loss) on financial derivatives, net (Note 23)		(30,904)		342,297	326,994
Other, net		124,183		167,887	160,381

		(124,502)		(340,966)	(325,722)

INCOME BEFORE INCOME TAX		1,494,946		(589,965)	(563,589)
INCOME TAX EXPENSES (Note 26)		(561,804)		142,426	136,058

NET INCOME		933,142		(447,539)	(427,531)

Controlling interest	(Won)	916,070	(Won)	(469,380)	$(448,395)
Minority interest		17,072		21,841	20,864

	(Won)	933,142	(Won)	(447,539)	$(427,531)

BASIC EARNINGS PER SHARE (Note 27)	(Won)	1,474	(Won)	(754)	$(720)

DILUTED EARNINGS PER SHARE (Note 27)	(Won)	1,446	(Won)	(754)	$(720)

See accompanying notes to the consolidated financial statements

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007 AND 2008

	Won (In millions)
	Common stock		Capital surplus	Retained earnings	Capital adjustments	Accumulated other comprehensive income	Minority interests	Total
Balances at January 1, 2007	(Won)	3,207,839	14,517,143	26,118,850	(796,980)	37,895	150,740	43,235,487
Net income		—	—	916,070	—	—	17,072	933,142
Dividends declared		—	—	(621,081)	—	—	—	(621,081)
Issuance of common stock for convertible bond		—	(9,903)	—	—	—	—	(9,903)
Gain on disposal of treasury stock, net of tax			19,809	—	—	—	—	19,809
Changes in treasury stock		—	—	—	5,876	—	—	5,876
Changes in unrealized losses on available-for-sale securities		—	—	—	—	4,408	—	4,408
Changes in unrealized losses on investments in affiliates		—	—	—	—	1,461	—	1,461
Changes in translation adjustments of foreign subsidiaries		—	—	—	—	8,958	—	8,958
Changes in losses on valuation of derivatives		—	—	—	—	3,936	—	3,936
Changes in minority interests		—	—	—	—	—	(13,784)	(13,784)
Other		—	(12,742)	—	—	—	—	(12,742)

Balances at June 30, 2007	(Won)	3,207,839	14,514,307	26,413,839	(791,104)	56,658	154,028	43,555,567

Balances at January 1, 2007	(Won)	3,207,839	14,558,256	26,924,227	(741,825)	83,915	234,441	44,266,853
Net income		—		(469,380)	—	—	21,841	(447,539)
Dividends declared		—		(466,964)	—	—	—	(466,964)
Issuance of common stock for convertible bond		—	(84)	—	—	—	—	(84)
Gain on disposal of treasury stock, net of tax		—	259	—	—	—	—	259
Changes in treasury stock		—	—	—	336	—	—	336
Changes in unrealized gains on available-for-sale securities		—	—	—	—	2,395	—	2,395
Equity in other comprehensive income of affiliates		—	—	—	—	87,757	—	87,757
Changes in translation adjustments of foreign subsidiaries		—	—	—	—	13,632	—	13,632
Changes in valuation of derivatives		—	—	—	—	2,500	—	2,500
Changes in minority interests		—	—	—	—	—	11,973	11,973
Others		—	(48)	—	—	—	—	(48)
Balances at June 30, 2008		3,207,839	14,558,383	25,987,883	(741,489)	190,199	268,255	43,471,070

U.S. dollars (In thousands)		3,064,424	13,907,511	24,826,025	(708,339)	181,696	256,262	41,527,579

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007 AND 2008

	Won			U.S. dollars (Note 2)
	2007	2008		2008
	(In millions)			(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	933,142	(Won)	(447,539)	$(427,531)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,744,132		2,852,043	2,724,535
Amortization of nuclear fuel and heavy water	40,980		44,182	42,207
Utility plant removal cost	121,129		113,614	108,535
Provision for severance and retirement benefits	89,649		262,539	250,801
Provision for decommissioning costs	174,763		185,595	177,297
Bad debt expense	6,991		10,519	10,049
Interest expense, net	22,343		18,252	17,436
Gain on foreign currency translation, net	(14,297)		507,325	484,644
Equity income of affiliates, net	(80,139)		(110,493)	(105,553)
Loss on disposal of utility plant, net	(6,713)		(4,214)	(4,026)
Deferred income tax expense (benefit), net	171,644		(249,085)	(237,949)
Valuation gain on currency and interest rate swaps	(30,903)		(342,297)	(326,994)
Changes in assets and liabilities:
Decrease in trade receivables	325,345		287,861	274,991
Decrease in other accounts receivable	267,373		63,255	60,427
Increase in inventories	(427,286)		(867,702)	(828,909)
Increase in other current assets	(75,686)		(416,559)	(397,936)
Decrease in trade payables	(141,969)		(285,028)	(272,285)
Decrease in other accounts payable	(516,009)		(237,798)	(227,167)
Increase in income tax payable	237,844		(134,006)	(128,015)
Decrease in accrued expenses	1,934		(23,512)	(22,461)
Decrease in other current liabilities	(37,610)		(11,681)	(11,159)
Decrease in other long-term liabilities	(18,977)		(22,224)	(21,230)
Payment of severance and retirement benefits	(29,942)		(31,266)	(29,868)
Payment of decommissioning costs	(2,632)		—	—
Payment of self-insurance	(644)		(525)	(502)
Dividends income	49,214		437	417
Other, net	(50,204)		101,313	96,784

Net cash provided by operating activities	3,753,472		1,263,006	1,206,540

(Continued)

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006, 2007 AND 2008

(CONTINUED)

	Won				U.S. dollars (Note 2)
	2007		2008		2008
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of utility plant		16,707	(Won)	23,923	$22,853
Additions to utility plant		(3,861,031)		(3,584,496)	(3,424,241)
Receipt of construction grants		460,428		467,730	446,819
Proceeds from disposal of investment securities		15,480		6,257	5,977
Acquisition of investment securities		(415)		(45,476)	(43,443)
Increase in long-term loans, net		22,676		(120,033)	(114,667)
Acquisition of intangible assets		(61,756)		(58,779)	(56,151)
Increase in other non-current assets		(21,017)		(30,798)	(29,421)
Acquisition of financial instruments, net		(356,704)		1,267,495	1,210,828
Decrease in short-term loans, net		42,501		13,662	13,051
Other		—		(217)	(207)

Net cash used in investing activities		(3,743,131)		(2,060,732)	(1,968,601)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt		2,255,655		4,631,350	4,424,293
Repayment of long-term debt		(179,852)		(207,249)	(197,983)
Repayment of current portion of long-term debt		(1,774,338)		(3,150,824)	(3,009,958)
Proceeds from short-term borrowings, net		81,489		329,826	315,080
Dividends paid		(635,249)		(478,916)	(457,505)
Other, net		(70,255)		(86,767)	(82,888)

Net cash provided by (used in) financing activities		(322,550)		1,037,420	991,039

CHANGE IN CASH AND CASH EQUIVALENTS FROM THE TRANSLATION OF FOREIGN SUBSIDIARIES		5,763		23,505	22,454

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (Note 29)		(306,446)		263,199	251,432

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,845,892		1,574,329	1,503,944

CASH AND CASH EQUIVALENTS, END OF YEAR	(Won)	1,539,446	(Won)	1,837,528	$1,755,376

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND June 30, 2008

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Organization and Description of Business

Korea Electric Power Corporation (the “KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company was given the status of a government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. On April 1, 2007 KEPCO became designated a market orientated enterprise.

As of December 31, 2007, the Government of the Republic of Korea, Korea Development Bank (“KDB”), which is wholly owned by the Korean Government, and foreign investors held 21.12%, 29.95% and 27.47%, respectively, of the Company’s shares.

In accordance with the restructuring plan by the Ministry of Knowledge Economy (the “MKE”, formerly the Ministry of Commerce, Industry and Energy) on January 21, 1999 (the “Restructuring Plan”), the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six power generation subsidiaries. Also, to create internal competition among the business divisions and ultimately improve efficiency, KEPCO launched the strategic business units on September 25, 2006.

(b)	Basis of Presenting Consolidated Financial Statements

KEPCO maintains its accounting records in Korean Won and prepares the consolidated financial statements in the Korean language (Hangul) in conformity with the KEPCO Act, Accounting Regulations for Public Enterprise·Associate Government Agency, which have been approved by the Korean Ministry of Strategy and Finance(formerly the Korean Ministry of Finance and Economy) and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea (collectively “Korean GAAP”). The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language consolidated financial statements. Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in shareholders’ equity or cash flows, is not presented in the accompanying consolidated financial statements.

In other hand, significant accounting principles of presenting consolidated financial statements are the same as those of prior years except items below.

In 2007, the Company also adopted amended SKAS No. 16 - “Income Taxes” which are amended such that additional payment of income taxes and income tax refunds, formerly classified as other income (expenses), are reclassified as income taxes.

Certain amounts and accounts of prior years’ financial statements are reclassified to conform to the current period’s presentation. This reclassification does not affect the net income (controlling interest in net income) or shareholders’ equity of prior years

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of KEPCO and its controlled subsidiaries (collectively referred to as the “Company”). Controlled subsidiaries include majority-owned entities by either the Company or controlled subsidiaries and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder.

For investments in companies, whether or not publicly held, that are not controlled, but under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated, the Company generally presumes that the investee is under significant influence.

When a controlling company still has control over its subsidiaries even after the controlling company sold a portion of its investment in the subsidiaries, the disposal gain or loss realized in connection with the sale of a subsidiary’s common stock should be presented as additions or deductions of consolidated capital surplus in the consolidated financial statements.

All intercompany balances including trade receivables and trade payables are eliminated in consolidation. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For downstream sales, the full amount of intercompany profit is eliminated in the consolidated statements of income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests.

(d)	Consolidated Subsidiaries

Subsidiaries	Ownership Year of establishment	Percentage (%)		Primary business
		2007	2008
Korea Hydro & Nuclear Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea South-East Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea Midland Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea Western Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea Southern Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea East-West Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea Power Engineering Co., Inc.	1977	97.9	97.9	Engineering for utility plant
KEPCO KPS.	1984	80.0	80.0	Utility plant maintenance
KEPCO Nuclear Fuel Co., Ltd.	1982	96.4	96.4	Nuclear fuel
Korea Electric Power Data Network Co., Ltd.	1992	100.0	100.0	Information services
KEPCO International Hong Kong Ltd.	1995	100.0	100.0	Holding Company
KEPCO International Philippines Inc.	2000	100.0	100.0	Holding Company
KEPCO China International Ltd.	2004	100.0	100.0	Holding Company
KEPCO Gansu International Ltd.	2005	100.0	100.0	Holding Company
KEPCO Philippines Holdings Inc.	2005	100.0	100.0	Holding Company
KEPCO Asia International Ltd.	2005	85.0	85.0	Holding Company
KEPCO Lebanon SARL	2006	100.0	100.0	Operation of utility plant
KEPCO Neimenggu International Ltd.	2006	100.0	100.0	Holding Company
KEPCO Shanxi international Ltd.	2007	100.0	100.0	Holding Company
KEPCO Philippines Corporation	1995	100.0	100.0	Utility plant rehabilitation and operation (Subsidiary of KEPCO International Hong Kong Ltd.)
KEPCO Ilijan Corporation	1997	51.0	51.0	Construction and operation of utility plant (Subsidiary of KEPCO International Philippines Inc.)
Jiaozuo KEPCO Power Company Ltd.	2004	77.0	77.0	Construction and operation of utility plant (Subsidiary of KEPCO China International Ltd.)
KEPCO Salcon Power Corporation	2005	76.0	76.0	Construction and operation of utility plant (Subsidiary of KEPCO Philippines Corporation)
Komipo Global Pte Ltd. (*)	2007	100.0	100.0	Construction and operation of coal plant

(*)	Prior years’ amount of total assets of Komico Global Pte, Ltd is over 7 billion KRW, So the entity is included in consolidated subsidiaries from this year.

(e)	Affiliates Accounted for Using the Equity Method

Affiliate	Ownership Year of establishment	percentage (%)		Primary business
		2007	2008
Korea Gas Corporation	1983	24.5	24.5	Importing and wholesaling LNG
Korea District Heating Co., Ltd.	1985	26.1	26.1	Generating and distributing electricity and heat
LG Powercom Corporation	2000	43.1	43.1	Leasing telecommunication lines and providing internet access
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	49.0	Electricity metering
YTN	1993	21.4	21.4	Broadcasting
Gansu Datang Yumen Wind Power Co., Ltd.	2005	40.0	40.0	Construction and operation of utility plant
Salcon Power Corporation	2006	40.0	40.0	Operation of utility plant
Datang Chifang Renewable Co., Ltd.	2006	40.0	40.0	Construction and operation of utility plant
Gemeng International Energy Group Co., Ltd.	2007	34.0	34.0	Construction and operation of utility plant
KEPCO Energy Resource Nigeria Ltd.	2007	30.0	30.0	Construction and operation of utility plant
Gangwon Wind Power Co., Ltd	2001	15.0	15.0	Wind power generating
Hyundai Green Power Co. Ltd.	2007	29.0	29.0	Generating electricity
Cheongna Energy Co., Ltd.	2005	27.0	27.0	Generating and distributing
Cirebon Electric Power.	2007	—	27.5	Construction and operation of utility plant

(f)	Elimination of Investments and Shareholder’s Equity

For consolidated subsidiaries and investments accounted for under the equity method, if the acquisition date is not as of the fiscal year end of the investee, the nearest fiscal year end of such investee is considered as the acquisition date in determining the amount of goodwill or negative goodwill.

The elimination entries of the KEPCO’s investments against the related investees’ shareholders’ equity at June 30, 2008 is summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Common stock	(Won)	2,921,917	Investments in affiliates	(Won)	27,306,872
Capital surplus		15,486,408	Consolidated capital surplus		66,201
Retained earnings		22,487,115	Consolidated retained earnings		13,949,202
Accumulated other comprehensive income		202,248	Accumulated other comprehensive income		215,971
Other		713,186	Minority interests		272,628

	(Won)	41,810,874		(Won)	41,810,874

(2)	Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the six-month period ended June 30, 2008, have been translated into United States dollars at the rate of (Won)1,046.8 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2008. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3)	Property, Plant and Equipment

(a)	Asset Revaluation

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). As of June 30, 2008, the Company has a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

(b)	Officially Declared Value of Land

The officially declared value of land at June 30, 2008, as announced by the Minister of Land and Transportation and Maritime Affairs is as follows:

	Won (millions)
Purpose	Book value		Declared value
Land - utility plant, transmission and distribution sites and other	(Won)	6,146,358	10,054,447

The officially declared value of land, which is used for government purposes, is not intended to represent fair value.

(c)	Changes in Property, Plant and Equipment

Changes in property, plant and equipment and construction grants for the year ended December 31, 2007 and for the six-month period ended June 30, 2008 are as follows:

	Won (millions)
	2007
	Book value as of January 1, 2007		Acquisitions	Disposals	Depreciation	Others(*)	Book value as of December 31, 2007
Land	(Won)	5,993,983	6,516	(6,422)	—	131,997	6,126,074
Buildings		7,248,966	9,255	(22,849)	(631,168)	687,580	7,291,784
Structures		27,514,542	12,899	(638)	(1,243,864)	2,122,476	28,405,415
Machinery		16,847,383	116,958	(16,212)	(3,183,094)	3,284,176	17,049,211
Vehicles		32,429	7,593	(12)	(19,653)	11,304	31,661
Loaded nuclear fuel		970,873	354,529	—	(392,139)	—	933,263
Capitalized asset retirement cost		1,656,836	442,393	—	(239,271)	—	1,859,958
Others		698,765	93,944	(1,030)	(170,733)	40,594	661,540
Construction in-progress		8,393,339	8,297,606	(1,062)	—	(6,865,754)	9,824,129
Construction grants		(4,090,044)	(1,032,055)	—	345,620	156,596	(4,619,883)

	(Won)	65,267,072	8,309,638	(48,225)	(5,534,302)	(431,031)	67,563,152

	Won (millions)
	2008
	Book value as of January 1, 2008		Acquisitions	Disposals	Depreciation	Others(*)	Book value as of June 30, 2008
Land	(Won)	6,126,074	65	(11,856)	—	32,075	6,146,358
Buildings		7,291,784	664	(12,272)	(327,897)	243,933	7,196,212
Structures		28,405,415	559	(60)	(637,226)	962,687	28,731,375
Machinery		17,049,211	6,320	(1,527)	(1,497,097)	1,539,032	17,095,939
Vehicles		31,661	2,869	(12)	(9,215)	2,856	28,159
Loaded nuclear fuel		933,263	—	—	(208,192)	174,720	899,791
Capitalized asset retirement cost		1,859,958	—	—	(128,381)	71,176	1,802,753
Others		661,540	35,699	(2,755)	(78,066)	53,232	669,650
Construction in- progress		9,824,129	3,538,320	—	—	(3,014,947)	10,347,502
Construction grants		(4,619,883)	(470,820)	—	145,522	48,633	(4,896,548)

	(Won)	67,563,152	3,113,676	(28,482)	(2,740,552)	113,397	68,021,191

(*)	Others include transfers between asset categories, acquisition of capitalized asset retirement cost, and other non-cash items.

For the year ended December 31, 2007 and the six-month period ended June 30, 2008, the amounts of capitalized interest were (Won)240,165 million and (Won)161,850 million, respectively, which include net foreign currency transactions and translation losses of (Won)56,387 million and (Won)55,089 million, respectively.

(4)	Insured Assets

Insured assets as of June 30, 2008 are as follows:

		Won (millions)
Insured assets	Insurance type	Insured value
Buildings and machinery	Fire insurance	(Won)	1,035,833
Buildings and machinery	Nuclear property insurance		2,377,283
Buildings, machinery and construction in progress	Construction and shipping insurance		12,503,624
Buildings	General insurance		20,654,438
Construction in progress	Construction insurance		14,552
Inventories and machinery	Shipping insurance		5,446,118

In addition, as of June 30, 2008, the Company carries compensation and responsibility insurance in relation to the operation of the nuclear power plants and gas accidents, construction and other general insurance for its utility plants and inventories and general insurance for vehicles.

(5)	Intangible Assets

Changes in intangible assets for the year ended December 31, 2007 and for the six-month period ended June 30, 2008 are as follows:

	Won (millions)
	2007
	Book value as of January 1, 2007		Acquisitions	Amortization	Others	Book value as of December 31, 2007
Capitalized development cost	(Won)	71,610	12,117	(18,606)	2,552	67,673
Port facility usage right		133,414	18,598	(8,099)	2,398	146,311
Water usage right		73,924	—	(16,951)	424	57,397
Dam usage right		6,398	—	(145)	(4,236)	2,017
Electricity usage right		35,510	98,404	(94,301)	11,322	50,935
Computer software and capitalized research and development costs		104,323	10,692	(52,099)	78,400	141,316
Others		428,961	29,023	(16,906)	(65,400)	375,678

	(Won)	854,140	168,834	(207,107)	25,460	841,327

	Won (millions)
	2008
	Book value as of January 1, 2008		Acquisitions	Amortization	Others	Book value as of June 30, 2008
Capitalized development cost	(Won)	67,673	5,353	(10,297)	(601)	62,128
Port facility usage right		146,311	—	(4,753)	(16,203)	125,355
Water usage right		57,397	—	(8,475)	(425)	48,497
Dam usage right		2,017	—	(72)	4,236	6,181
Electricity usage right		50,935	20,805	(46,410)	8,324	33,654
Computer software and capitalized research and development costs		141,316	9,318	(30,879)	(397)	119,358
Others		375,678	23,303	(10,605)	17,301	405,677

	(Won)	841,327	58,779	(111,491)	12,235	800,850

In addition, the Company expensed research and development cost amounting to (Won)301,964 million and (Won)268,684 million for the six-month periods ended June 30, 2007 and 2008, respectively.

(6)	Investment Securities

(a)	Short-term Investment securities as of December 31, 2007 and June 30, 2008 are summarized as follows:

	Won (millions)
	2007		2008
Short-term investment securities
Trading Securities	(Won)	9,637	(Won)	19,269
Available-for-sale securities		11,579		5,075
Held-to-maturity securities		88		644

	(Won)	21,304	(Won)	24,988

Available-for-sale securities consist of beneficiary certificates and held-to-maturity securities consist of debt securities including government and municipal bonds.

(b)	Long-term investments other than those under the equity method as of December 31, 2007 and June 30, 2008 are summarized as follows:

	Won (millions)
	2007
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives	48.0	(Won)	2,400	(Won)	2,400
Korea Power Exchange	100.0		127,839		127,839
Hwan Young Steel Co., Ltd.	0.14		1,091		97
KNOC Nigerian East Oil Co., Ltd.	15.0		12		12
KNOC Nigerian West Oil Co., Ltd.	15.0		12		12
Dolphin Property Limited	15.0		12		12
KEPCO Australia Pty Ltd.	100.0		6,877		6,877
KEPCO Canada Energy Ltd.	100.0		823		823
Korea Electric Power Nigeria Ltd.	100.0		76		76
Cockatoo Coal Ltd.	4.77		6,793		10,999
Other equity securities	—		21,376		21,376
Debt securities	—		5,149		8,737

			172,460		179,260

Held-to-maturity:
Government and municipal bonds			3,454		3,454

Total		(Won)	175,914	(Won)	182,714

	Won (millions)
	2008
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives	48.0	(Won)	2,400	(Won)	2,400
Korea Power Exchange	100.0		127,839		127,839
Hwan Young Steel Co., Ltd.	0.10		1,091		97
KNOC Nigerian East Oil Co., Ltd.	15.0		12		12
KNOC Nigerian West Oil Co., Ltd.	15.0		12		12
Dolphin Property Limited	15.0		12		12
KEPCO Australia Pty Ltd.	100.0		15,349		15,349
KEPCO Canada Energy Ltd.	100.0		1,215		1,215
Korea Electric Power Nigeria Ltd.	100.0		76		76
Cockatoo Coal Ltd.	4.77		6,794		17,086
Other equity securities	—		55,580		55,402
Debt securities	—		3,207		5,271

			213,587		224,771

Held-to-maturity:
Government and municipal bonds			2,600		2,600

Total		(Won)	216,187	(Won)	227,371

The (Won)10,292 million difference between acquisition cost and fair value of Cockatoo Coal Ltd. is accounted for as other comprehensive income, before income tax.

Korea Power Exchange operates under the regulations for government affiliated organization, electric power market managerial regulations, and the Electricity Enterprises Act. Moreover, considering the purpose of establishment and articles of incorporation of Korea Power Exchange, the Company does not appear to have significant management control. Therefore, the investment is accounted for as available-for-sale securities.

Even though the Company owns more than 20% of the total outstanding stock of Third Energy Savings Professional Investment Associate, Korea Waterbury Uranium Corporation, KWULP, KOSEP Australia Pty. Ltd., KOSPO Australia

Pty. Ltd., KOWEPO Australia Pty, Ltd., KOMIPO Australia Pty. Ltd, KOWEPO International Cor and Sylandus Holding BV, the Company did not apply the equity method of accounting to these investment as their net assets or their capital stock are not significant or their total assets as of the previous year end were less than 7 billion.

The investment in Eco Energy was sold, resulting to a gain of (Won)1,854 million which was accounted for as gain on disposal of investment under other operating income.

(c)	Investments in affiliated companies accounted for using the equity method as of December 31, 2007 and June 30, 2008 are as follows:

	Won (millions)
	2007
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation	24.5	(Won)	94,500	938,137	938,137
Korea District Heating Co., Ltd.	26.1		5,660	187,503	187,503
LG Powercom Corporation (*1)	43.1		323,470	393,043	389,326
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	29,379	29,379
YTN	21.4		59,000	28,493	28,493
Gansu Datang Yumen Wind Power Co., Ltd.	40.0		7,163	7,543	7,543
Salcon Power Corporation	40.0		20,635	22,580	22,580
Datang Chifang Renewable Co., Ltd.	40.0		60,787	64,159	64,159
Gemeng International Energy Group Co. Ltd.	34.0		413,153	413,153	413,153
KEPCO Energy Resource Nigeria Limited.	30.0		7,824	7,625	7,625
Gangwon Wind Power Co., Ltd. (*2)	15.0		5,725	7,159	7,306
Hyundai Green Power Co. Ltd.	29.0		16,878	16,364	16,364
Komipo Global Pte Ltd. (*3)	100.0		13,540	13,540	13,540
Cheongna Energy Co., Ltd.	27.0		1,800	1,499	1,499

		(Won)	1,038,122	2,130,177	2,126,607

	Won (millions)
	2008
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation (*4)	24.5	(Won)	94,500	1,009,225	1,009,226
Korea District Heating Co., Ltd.	26.1		5,660	194,878	194,878
LG Powercom Corporation (*1)	43.1		323,470	401,599	399,272
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	27,291	27,291
YTN (*4)	21.4		59,000	29,281	29,281
Gansu Datang Yumen Wind Power Co., Ltd.	40.0		7,163	8,700	8,700
Salcon Power Corporation	40.0		20,635	26,549	26,549
Datang Chifang Renewable Co., Ltd.	40.0		60,787	72,154	76,898
Gemeng International Energy Group Co. Ltd.	34.0		413,153	506,910	506,910
KEPCO Energy Resource Nigeria Limited.	30.0		7,824	8,472	8,472
Gangwon Wind Power Co., Ltd. (*2)	15.0		5,725	7,094	7,216
Hyundai Green Power Co. Ltd. (*5)	29.0		16,878	16,096	16,096
Cireborn Electronic Power (*3)	27.5%		21,219	21,219	21,219
Cheongna Energy Co., Ltd.	27.0		3,690	3,189	3,189

		(Won)	1,047,691	2,332,657	2,335,197

(*1)	As of June 30, 2008, the balance of unrealized profits deducted from net asset value of LG power corporation is (Won)2,328 million.
(*2)	Despite of holding less than 20% of the total number of voting stock of Gangwon Wind Power Co., Ltd., the Company utilizes the equity method of accounting to the investment, as the Company has significant influence over the operating and financial policies of Gangwon Wind Power Co., Ltd.

(*3)	As Komipo Global Pte Ltd., which was accounted for under the equity method in 2007, is now a consolidated subsidiary, Cirebon Electric Power, owned by Komipo Global Pte Ltd., is accounted for using the equity method.
(*4)	Among affiliates accounted for using the equity method, Korea Gas Corporation and YTN were listed in the Korea Stock Exchange, and whose market values as of June 30, 2008, are (Won)1,440,180 million and (Won)43,155 million, respectively.
(*5)	Hyundai Green Power Corporation was established in April 2, 2007, to construct the generating plant of Hyundai-steel (Danggin plant), using ephemeral gas. The plant consisted of four 100MW level generators , started its construction on December 2007 and will be completed in December 2012

(d)	Changes in investments in affiliated companies under the equity method for the year ended December 31, 2007 and for the six-month period ended June 30, 2008 are as follows:

	Won (millions)
	2007
	Book value as of January 1, 2007		Equity income (loss) of affiliates	Others (*)	Book value as of December 31, 2007
Korea Gas Corporation	(Won)	860,503	90,450	(12,816)	938,137
Korea District Heating Co.		184,458	3,901	(857)	187,502
LG Powercom Corporation		376,831	12,495	—	389,326
Korea Electric Power Industrial Development, Ltd.		48,130	6,239	(24,990)	29,379
YTN		26,678	2,040	(225)	28,493
Gansu Datang Yumen Wind Power Co., Ltd.		5,808	—	1,735	7,543
Salcon Power Corporation		22,921	3,433	(3,774)	22,580
Datang Chifang Renewable Co., Ltd.		18,052	1,059	45,048	64,159
Gemeng International Energy Group Co. Ltd.		—	—	413,153	413,153
KEPCO Energy Resource
Nigeria Limited.		—	(887)	8,512	7,625
Gangwon Wind Power Co., Ltd		—	1,572	5,735	7,307
Hyundai Green Power Co. Ltd.		—	(437)	16,801	16,364
Komipo Global Pte Ltd.		—	—	13,540	13,540
Cheongna Energy Co., Ltd.		—	(301)	1,800	1,499

	(Won)	1,543,381	119,564	463,662	2,126,607

	Won (millions)
	2008
	Book value as of January 1, 2008		Equity income (loss) of affiliates	Others (*)	Book value as of June 30, 2008
Korea Gas Corporation	(Won)	938,137	96,860	(25,771)	1,009,226
Korea District Heating Co.		187,502	7,918	(542)	194,878
LG Powercom Corporation		389,326	9,948	(2)	399,272
Korea Electric Power Industrial Development, Ltd.		29,379	3,302	(5,390)	27,291
YTN		28,493	1,043	(255)	29,281
Gansu Datang Yumen Wind Power Co., Ltd.		7,543	(211)	1,368	8,700
Salcon Power Corporation		22,580	(1,339)	5,308	26,549
Datang Chifang Renewable Co., Ltd.		64,159	2,368	10,370	76,897
Gemeng International Energy Group Co. Ltd.		413,153	(9,253)	103,010	506,910
KEPCO Energy Resource
Nigeria Limited.		7,625	(13)	860	8,472
Gangwon Wind Power Co., Ltd		7,307	337	(428)	7,216
Hyundai Green Power Co. Ltd.		16,364	(267)	—	16,097
Cireborn Electronic Power		—	—	21,219	21,219
Cheongna Energy Co., Ltd.		1,499	(200)	1,890	3,189
Kimpo Global Pte Ltd.		13,540	—	(13,540)	—

	(Won)	2,126,607	110,493	98,097	2,335,197

(*)	Others are composed of acquisition (disposal) of investment, dividends and the changes in values in equity due to capital surplus and gain (loss) on investment securities in accumulated other comprehensive income.

The Company has recorded unrealized losses of (Won)53 million and (Won)161 million relating to the above affiliates as of December 31, 2007 and June 30, 2008, respectively, and unrealized gains of (Won)124,667 million and (Won)212,532 million as of December 31, 2007 and June 30, 2008, respectively, which have been accounted for as accumulated other comprehensive income. This accumulated other comprehensive income have been recorded as unrealized gains and losses on equity securities of affiliates within shareholders’ equity as accumulated other comprehensive income.

(e)	Summarized financial information regarding affiliated companies accounted for using the equity method as of December 31, 2007 and June 30, 2008 is shown in the following table. There are no significant differences between carrying value of investment and share of underlying net equity.

	Korea Gas Corporation		Korea District Heating Co.
	Won (millions)		Won (millions)
	2007	2008	2007	2008
Total assets	12,576,842	13,142,634	1,998,662	1,958,223

Total liabilities	8,740,682	9,004,915	1,279,503	1,210,775

Net assets	3,836,160	4,137,719	719,159	747,448

Net sales	14,264,791	10,709,490	686,212	623,978
Net earnings	364,050	398,528	14,964	30,368

	LG Powercom Corporation		Korea Electric Power Industrial Development Co., Ltd.
	Won (millions)		Won (millions)
	2007	2008	2007	2008
Total assets	1,663,383	1,744,872	118,587	118,951

Total liabilities	752,070	813,720	58,492	63,256

Net assets	911,313	931,152	60,095	55,695

Net sales	1,109,618	621,118	202,717	122,532
Net earnings	25,522	19,844	12,732	6,740

	YTN		Gansu Datang Yumen Wind Power Co., Ltd.
	Won (millions)		Won (millions)
	2007	2008	2007	2008
Total assets	186,349	184,849	57,356	72,897

Total liabilities	53,382	48,204	39,129	51,896

Net assets	132,967	136,645	18,227	21,001

Net sales	96,949	51,698	4,135	2,525
Net earnings	9,520	4,868	—	(528)

	Salcon Power Corporation		Datang Chifeng Renewable Co., Ltd.
	Won (millions)		Won (millions)
	2007	2008	2007	2008
Total assets	72,416	73,007	377,902	566,738

Total liabilities	4,894	6,634	241,150	386,353

Net assets	67,522	66,373	136,752	180,385

Net sales	27,429	10,625	14,064	16,709
Net earnings	8,121	5,477	2,267	6,679

	Gangwon Wind Power Co.		Hyundai Green Power Co., Ltd.
	Won (millions)		Won (millions)
	2007	2008	2007	2008
Total assets	161,139	161,622	60,656	78,871

Total liabilities	113,410	114,332	4,228	23,365

Net assets	47,729	47,290	56,428	55,506

Net sales	19,359	6,339	—	—
Net earnings	7,317	2,413	(1,507)	(922)

	KOMIPO Global Pte Ltd.		Cheongna Energy Co., Ltd.
	Won (millions)		Won (millions)
	2007	2008	2007	2008
Total assets	13,540	—	21,620	28,659

Total liabilities	—	—	16,102	16,847

Net assets	13,540	—	5,518	11,812

Net sales	—	—	—	226
Net earnings	—	—	510	(601)

	Gemeng International Energy Group Co., Ltd.		KEPCO Energy Resource Nigeria Limited.
	Won (millions)		Won (millions)
	2007	2008	2007	2008
Total assets	413,153	1,492,985	28,600	39,132

Total liabilities	—	2,075	3,183	10,893

Net assets	413,153	1,490,910	25,417	28,239

Net sales	—	704,323	—	1,852
Net earnings	—	(27,217)	—	(44)

(7)	Loans to Employees

The Company has provided housing and tuition loans to employees as follows as of December 31, 2007 and June 30, 2008:

	Won (millions)
	2007		2008
Current portion of long-term loans (note 11)	(Won)	26,531	27,754
Long-term loans		396,191	415,811

	(Won)	422,722	443,565

(8)	Other Non-current Assets

Other non-current assets as of December 31, 2007 and June 30, 2008 are as follows:

	Won (millions)
	2007		2008
Deposits	(Won)	246,446	226,315
Assets received from KEDO (note 31e)		93,971	93,804
Others		112,355	117,516

	(Won)	452,772	437,635

(9)	Restricted Cash and Cash Equivalents and Financial Instruments

There are certain amounts included in cash and cash equivalents and financial instruments, which are restricted in use for expenditures for certain business purposes as of December 31, 2007 and June 30, 2008 as follows:

	Won (millions)
	2007		2008
Cash and cash equivalents	(Won)	75,023	64,887
Long-term financial instruments		5	5

	(Won)	75,028	64,892

(10)	Inventories

Inventories as of December 31, 2007 and June 30, 2008 are summarized as follows:

	Won (millions)
	2007		2008
Raw materials	(Won)	1,369,768	1,983,915
Supplies		1,055,311	1,139,866
Other		207,859	288,979

	(Won)	2,632,938	3,412,760

(11)	Other Current Assets

Other current assets as of December 31, 2007 and June 30, 2008 are summarized as follows:

	Won (millions)
	2007		2008
Current portion of long-term loans (note 7)	(Won)	27,982	28,568
Accrued interest income		43,186	29,859
Advance payments		44,110	68,564
Prepaid expenses		23,732	81,499
Others		100,663	392,827

	(Won)	239,673	601,317

(12)	Shareholders’ Equity

(a)	Capital Stock

The Company’s authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value (Won)5,000 per share. Under the Company’s articles of incorporation, the Company is authorized to issue up to 150,000,000 shares of non-voting preferred stock. No shares of preferred stock have ever been issued. As June 30, 2008, 641,567,712 shares of common stock have been issued.

(13)	Appropriated Retained Earnings

Appropriated retained earnings as of December 31, 2007 and June 30, 2008 are summarized as follows:

	Won (millions)
	2007		2008
Involuntary:
Legal reserve (*1)	(Won)	1,603,919	1,603,919

Voluntary:
Reserve for investment on social overhead capital (*2)		5,277,449	5,277,449
Reserve for research and human resources development (*2)		330,000	330,000
Reserve for business rationalization (*3)		31,900	31,900
Reserve for business expansion		17,919,081	19,008,932
Reserve for dividend equalization		210,000	210,000

		23,768,430	24,858,281

	(Won)	25,372,349	26,462,200

(*1)	The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.
(*2)	The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period as defined in the Tax Incentive Control Law.
(*3)	Until December 10, 2002 under the Special Tax Treatment Control Law (the “Law”), investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits received and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization for tax benefits received for certain investments. However, existing reserves are not available for cash dividends and can be credited only to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(14)	Capital Adjustments

The Company has treasury stock amounting to (Won)741,825 million (18,948,627 shares) and (Won)741,489 million (18,929,995 shares) as of December 31, 2007 and June 30, 2008, respectively, for the purpose of stock price stabilization.

(15)	Accumulated other Comprehensive Income

Accumulated other comprehensive income, net of tax as of December 31, 2007 and June 30, 2008 are as follows:

	Won (millions)
	2007		2008
Gain on valuation of available- for-sale securities, net	(Won)	4,139	6,534
Equity in other comprehensive income of affiliates		124,614	212,371
Overseas operation translation credit		(50,864)	(37,231)
Gain (loss) on valuation of cash flow hedges		6,026	8,525

	(Won)	83,915	190,199

(16)	Short-term Borrowings

Short-term borrowings as of December 31, 2007 and June 30, 2008 are as follows:

(a)	Local Currency Short-term Borrowings

	Type	Annual interest rate %	Won (millions)
Lender			2007		2008
Woori Bank	Commercial paper	3.75~6.26	(Won)	290,000	981,483
Korea Exchange Bank	Industrial facility	6.20		230,000	—
Korea Resources Corporation	General	4.25~5.25		11,297	—
Kookmin Bank	General	4.61		—	—

			(Won)	531,297	981,483

(b)	Foreign Currency Short-term Borrowings

	Type	Annual interest rate %	Won (millions)
Lender			2007		2008
BNP Paribas	General	3.50~4.55		9,548	24,771
BOA	General	3M Libor(Yen) + 0.7~0.9		18,794	41,435
SMBC	General	3M Libor (Yen) + 0.44		199,999	—
Other	Usance etc.	3.26~5.49		60,677	107,059

			(Won)	289,018	173,265

(17)	Long-term Debt

Long-term borrowings as of December 31, 2007 and June 30, 2008 are as follows:

(a)	Local Currency Long-term Borrowings

Lender	Type	Maturity	Annual interest rate %	Won (millions)
				2007		2008
Korea Development Bank	Facility	2007~2012	5.04~6.52	(Won)	4,709,620	3,982,840
Industrial Bank of Korea	Development of power resource	2012	4.00~4.25		70,000	122,266
Ministry of Knowledge Economy	Development of power resource	2010	4.00		30,000	30,000
National Agricultural Cooperative Federation	Development of power resource	2011	4.00~5.10		161,875	133,125
Korea Exchange Bank	Energy rationalization	2011~2021	3.50~5.81		423,882	1,023,282
Others	General	2008~2042	0.50~5.21		912,078	908,726

					6,307,455	6,200,239
Less: Current portion					(1,563,975)	(1,859,271)

				(Won)	4,743,480	4,340,968

(b)	Foreign Currency Long-term Borrowings

	Type	Maturity	Annual interest rate %	Won (millions)
Lender				2007		2008
Japan Bank for International Cooperation	Facility	2014	8.28	(Won)	121,373	124,891
Korea National Oil Corporation	Oil production	2021~2022	3Y treasury note – 3.00		7,945	8,836
The Export-Import Bank of Korea	Project loans	2014	7.27		107,130	160,585
Woori Bank	Project loans	2009~2017	LIBOR+0.30		56,292	62,604
USEXIM	Facility	2015	4.48		64,025	65,996
Others	Facility	2007~2010	7.56~9.00		82,589	94,411

					439,354	517,323
Less: Current portion					(42,559)	(123,254)

				(Won)	396,795	394,069

(c)	Debentures

	Maturity	Annual interest rate %	Won (millions)
			2007		2008
Local currency debentures:
Electricity bonds	2006~2013	3.43~5.29	(Won)	5,870,000	6,865,000
Corporate bonds	2006~2011	3.54~7.17		3,100,010	3,180,010

				8,970,010	10,045,010

Foreign currency debentures:
FY-93	2013	5.00+2x(JPY /KRW-11.03)		328,370	365,190
FY-96	2006~2096	(6M Libor+0.13 ~0.14)~8.278		240,386	266,682
FY-97	2010	6.75~8.50		295,267	328,376
FY-02	2007~2008	1.04~5.95		140,730	—
FY-03(*1)	2008~2013	1.33~4.75		693,071	222,598
FY-04	2007~2034	0.51~5.75		784,487	872,686
FY-05	2010~2012	3.125~5.25		626,775	724,785
FY-06	2016	5.55~6.00		609,831	678,210
FY-07	2010	1.34~5.09		466,664	549,804
FY-08		3M USD Libor+ 1.7~1.8%, 3M JPY Libor+1.7%, 2.27~5.38		—	972,785

				4,185,581	4,981,116

				13,155,591	15,026,126
Less: Current portion				(3,064,243)	(1,772,363)
Discount				(34,407)	(42,270)

			(Won)	10,056,941	13,211,493

(*1)	In 2003, the Company issued foreign debentures to KEPCO Cayman Company Limited of US$250 million and the right to exchange the debentures into shares of LG Powercom Corporation held by the Company. KEPCO Cayman Company Limited issued foreign debentures of US$250 million under substantially similar terms and conditions as the debentures issued by the Company to KEPCO Cayman Company Limited, the details of which are as follows:

- Maturity date: November 26, 2008

-	Exchangeable upon Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. LG Powercom Corporation is not required to complete a QPO prior to the maturity of the debentures. The Company does not guarantee the QPO of LG Powercom Corporation.
-	Shares to be exchanged: LG Powercom Corporation’s shares or DR.
-	Exchangeable period: From 10th day after the listing of LG Powercom Corporation to 10th day before its maturity.
-	Exchange price: 120% of lower amount of market price on the listing day or weighted average price for 10 days after its listing.
-	Early redemption: When certain conditions are met or after 3 years from the listing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount).
-	Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

Also, the Company is providing payment guarantees for the foreign currency debentures issued by KEPCO Cayman Company Limited. The Company has unconditionally and irrevocably guaranteed full and timely repayment of principal and interest of the debentures.

For early redemption claim on November 27, 2006, the Company paid US$197,220 thousand which amounts 76.78% of issued amounts based on the guaranteed return of 2.88% (102.74% of issuance amount).

(d)	Exchangeable Bonds

	Annual interest rate %	Won (millions)
Description		2007		2008
Overseas exchangeable bonds (*1)	0.00	(Won)	1,343	827
Overseas exchangeable bonds (*2)	0.00		485,682	485,682
Overseas exchangeable bonds (*2)	0.00		555,114	555,114

			1,042,139	1,041,623
Less: Current portion, net of premium of nil million in 2007 and (Won)5 in 2008 and net of conversion right adjustment of nil million in 2007 and (Won)10 in 2008			(1,323)	(822)
Plus: Premium on debentures issued			18	5
Less: Discount on debentures issued			(65,601)	(57,769)
Conversion right adjustment			(51,928)	(45,581)

Exchangeable bonds, net		(Won)	923,305	937,456

(*1)	On November 4, 2003, the Company issued overseas exchangeable bonds of JPY 28,245,468,400.

The details of the bonds were as follows:

-	Maturity date: November 4, 2008
-	Exchange period: From December 15, 2003 to 10th day prior to its maturity.
-	Shares to be exchanged: Common stock of the Company or its equivalent Deposit Receipt (“DR”).
-	Exchange price: (Won)30,000 per share
-	Call option: The Company has a call option that it can exercise on or at any time after November 6, 2006. Notes are callable if the closing price per common share on the Korea Stock Exchange or the ADSs on the New York Stock Exchange in each case, for each of any 20 Trading Days in a 30 consecutive Trading period ending not more than 5 days prior to the date on which notice such redemption is given, is at least 120% of the conversion price or of the conversion price per ADS.

In 2007, the bondholders converted JPY 25,809,416,000 (99.52%) into 1,425,402 shares of common stock and 17,051,942 shares of DR(equivalent to 8,252,971 shares of common stock), and during the six-month period ended June 30, 2008, the bondholders also converted JPY 48,325,000 (0.19%) into 18,632 shares of common stock. As of June 30, 2008, the number of common stocks available for conversion is 29,812 shares, if the conversion rights of the remaining exchangeable bonds are exercised.

(*2)	On November 21, 2006, the Company issued overseas exchangeable bonds of JPY61,345,128,000 and EUR463,320,780 with a discount value (JPY60,810,000,000 and EUR401,700,000). The main terms of the bonds are as follows:

-	Maturity date: November 23, 2011

-	Amount to be paid at maturity: JPY61,345,128,000 and EUR463,320,780

-	Exchange period: From January 4, 2007 to 10th day prior to its maturity.

-	Shares to be exchanged: Common stock of the Company or its equivalent DR
-	Exchange price: (Won)51,000 per share

-	Put option: Bondholders have a put option that they can exercise for JPY61,132,293,000 and EUR437,612,000 on November 23, 2009.

In accordance with Article 17 - “Issuance of Convertible Bonds” and Article 11 - “Calculation of Dividend for New Shares” of the Articles of Incorporation of the Company, distribution of dividends on new shares resulting from conversion of exchangeable bonds is deemed to have been issued at the end of the immediately preceding fiscal year.

(e)	Foreign currency debts, by currency, as of December 31, 2007 and June 30, 2008 are as follows:

	Won (millions), US$, JPY, EUR, GBP and CNY(thousands)
	2007				2008
	Foreign currency		Won equivalent		Foreign currency		Won equivalent
Short-term borrowings	US$	74,851	(Won)	70,225	US$	166,079	(Won)	173,265
	JPY	26,336,000		218,793	JPY	—		—

				289,018				173,265

Long-term borrowings	US$	420,265		394,293	US$	445,176		464,646
	CNY	350,800		45,061	CNY	346,421		52,677

				439,354				517,323

Debentures	US$	3,434,277		3,206,936	US$
	JPY	76,000,000		633,330	JPY	3,743,645		3,891,915
	EUR	250,000		345,315	EUR	69,000,000		677,436
	GBP	—		—	GBP	250,000		411,765

				4,185,581				4,981,116

Exchangeable bond	JPY	61,470,773		487,025	JPY	61,422,448		486,509
	EUR	463,321		555,114	EUR	463,321		555,114

				1,042,139				1,041,623

			(Won)	5,956,092			(Won)	6,713,327

(f)	Aggregate maturities of the Company’s long-term debt as of June 30, 2008 are as follows:

	Won(millions)
Year ended June 30	Domestic currency borrowings		Foreign currency borrowings	Domestic debentures	Foreign debentures	Exchangeable bonds	Total
2009	(Won)	1,859,271	123,254	1,705,000	67,363	827	3,755,715
2010		2,259,503	70,928	2,280,000	1,205	—	4,611,636
2011		1,118,978	71,110	3,070,000	1,726,790	—	5,986,878
2012		524,169	66,306	1,040,010	997	1,040,796	2,672,278
2013		230,027	66,153	1,680,000	1,461,612	—	3,437,792
Thereafter		208,291	119,572	270,000	1,723,149	—	2,321,012

	(Won)	6,200,239	517,323	10,045,010	4,981,116	1,041,623	22,785,311

(18)	Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in note 18(e) as of December 31, 2007 and June 30, 2008 are as follows:

	Won (millions), US$, JPY and EUR (thousands)
	2007				2008
	Foreign currency (thousands) (*)		Won equivalent (millions)		Foreign currency (thousands) (*)		Won equivalent (millions)
Assets:
Cash and cash equivalents	US$ CNY PHP INR CHF AUD	3,402 61 320 56,223 200 1,098	(Won)	3,192 8 7 1,342 166 904	US$ CNY PHP INR CHF AUD	3,783 73 5,093 166,554 — 1,611	(Won)	3,943 11 119 4,062 — 1,617
Short-term financial instruments	INR	35,000		835	INR	15,000		366
Short-term loan	US$	705		661	US$	—		—
Trade receivables	US$	6,592		6,185	US$	5,055		5,254
	INR AUD CAD	5,989 — 110		143 — 105	INR AUD CAD	1,463 14 —		36 14 —
Other accounts receivable	US$	766		719	US$	484		505
	EUR GBP	49 —		68 —	EUR GBP	6 1		10 1
Accrued income	INR	828		20	INR	141		3
Deposit	US$ EUR CAD CNY	438 — — 11		411 — — 1	US$ EUR CAD CNY	376 2 2 40		392 3 3 6
Advance payments	US$	1,000		938	US$	—		—
Other current assets	PHP INR AUD	4,471 4,102 141		102 98 116	PHP INR AUD	2,144 4,817 63		50 118 63
Other non-current assets	US$ US$ EUP JPY	1,174 213 22 13,428		1,100 200 30 112	US$ US$ EUR JPY	1,174 195 29 13,428		1,224 203 48 132

			(Won)	17,463			(Won)	18,183

	Won (millions), US$, JPY and EUR (thousands)
	2007				2008
	Foreign currency (thousands) (*)		Won equivalent (millions)		Foreign currency (thousands) (*)		Won equivalent (millions)
Liabilities:
Trade payables	US$ EUR PHP INR AUD GBP CAD	332,983 89 5,754 2,129 6 7 21	(Won)	312,404 124 131 51 5 14 20	US$ EUR PHP INR AUD GBP CAD	353,992 2,429 — — 101 — —		369,355 4,002 — — 101 — —
Other accounts payable	US$ EUR JPY PHP INR CHF SEK	1,400 291 — 521 4,335 12,404 291		1,313 402 — 12 103 10,321 43	US$ EUR JPY PHP INR CHF SEK	602 620 22,275 — — — —		627 1,022 218 — — — —
Withholdings	US$ EUR CAD	76 6 59		72 8 56	US$ EUR CAD	92 — 129		95 — 133
Advance received	US$	1,000		938	US$	—		—
Accrued expense	US$	562		542	US$	—		—
Other current liabilities	US$	340 2,893 175		319 69 144	US$ INR AUD	100 8,664 95		105 211 95

			(Won)	327,091			(Won)	375,964

(*)	Foreign currencies other than US$, JPY and EUR are converted into US$.

(19)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the year ended December 31, 2007 and for the six-month period ended June 30, 2008 are summarized as follows:

	Won (millions)
	2007		2008
Estimated accrual at beginning of year	(Won)	1,527,435	1,776,614
Provision for retirement and severance benefits		329,771	265,337
Payments		(84,080)	(36,207)
Others		3,488	14

Estimated accrual at end of year		1,776,614	2,005,758

Transfer to National Pension Fund		(91)	(91)
Deposit for severance benefit insurance		(387,591)	(382,661)

Net balance at end of year	(Won)	1,388,932	1,623,006

_____________
(*)	Funding of the retirement and severance benefits are not required, however, tax deductions are limited if the liability is not funded. The Company purchased individual severance insurance deposits, which meet the funding requirement for tax deduction purposes, in which the beneficiary is the respective employee, with a balance of (Won)382,661 million as of June 30, 2008, and are presented as a deduction from the accrual of retirement and severance benefits.

The company transferred (Won)91 million to the National Pension in accordance with the National Pension Scheme of Korea, and it is reflected in the consolidated balance sheet as a reduction of the retirement and severance benefit liability.

(20)	Liability for Decommissioning Costs

The Company recorded a liability for the decommissioning of nuclear facilities and disposal of radioactive wastes. The amounts and timing of expenditures on decommissioning of nuclear facilities and disposal of radioactive wastes are expected to occur in the long-term period and may vary because of changes in assumed dates of regulatory requirement.

Changes in the liability for decommissioning costs for the year ended December 31, 2007 and for the six-month period ended June 30, 2008 are summarized as follows:

	Won (millions)
	2007		2008
Balance at beginning of year	(Won)	7,543,491	8,206,267
Prior year adjustment		—	—
Liabilities incurred:
Expense		88,641	115,358
Assets		241,845	186,117
Accretion expense for year		339,749	—
Payments for year		(7,459)	(4,120)

Balance at end of year	(Won)	8,206,267	8,503,622

(21)	Provision for Decontamination of Transformer

Under the new regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to inspect and dispose of transformers and recorded a liability for inspection and disposal cost related to decontamination of existing transformers. Expenditures on inspection and disposal of transformers are expected to occur in the following 8 years and they can vary because of changes in assumed dates of regulatory requirement, technology.

(22)	Other Current Liabilities

Other current liabilities as of December 31, 2007 and June 30, 2008 are as follows:

	Won (millions)
	2007		2008
Advance received	(Won)	29,732	51,596
Withholdings		202,088	187,768
Unearned revenue		44,613	48,867
Dividends payable		2,787	7,930
Others		419,774	385,240

	(Won)	698,994	681,401

(23)	Derivative Instruments Transactions

The Company has entered into the various swap contracts to hedge risks involving foreign currency and interest rate of foreign currency debts.

(a)	Currency swap contracts as of June 30, 2008 are as follows:

	Contract Year	Settlement Year	Contract amounts in thousands				Contract interest rate per annum
Counterparty			Pay		Receive		Pay (%)	Receive (%)
Barclays	2008	2013	KRW	287,080,000	US$	200,000	7.50%	7.80%
Credit Suisse First Boston	2008	2013	KRW	140,265,000	US$	150,000	7.40%	7.80%
Deutsche Bank	2008	2010	KRW	172,958,750	EUR	125,000	2.50%	3.10%
Merrill Lynch	2008	2010	KRW	86,479,375	EUR	62,500	2.50%	3.10%
UBS	2008	2010	KRW	86,479,375	EUR	62,500	2.50%	3.10%
ANZ	2008	2011	KRW	52,025,000	US$	50,000	5.20%	3M USD Libor+1.8%
DBS	2008	2011	KRW	51,730,000	US$	50,000	5.80%	3M USD Libor+1.7%
Woori Investment Securities	2008	2011	KRW	10,346,000	US$	10,000	5.80%	3M USD Libor+1.7%
Mizuho	2008	2011	KRW	28,860,000	JPY	3,000,000	5.80%	3M JPY Libor+1.7%
J.P. Morgan Chase Bank & Deutsche Bank	2003	2008	JPY	23,770,000	US$	200,000	1.28%	4.25%
CSFB	2003	2013	KRW	177,720	US$	150,000	5.12%	4.75%
CSFB	2006	2016	KRW	94,735	US$	100,000	5.26%	6.00%
Barclays	2006	2016	KRW	94,735	US$	100,000	5.26%	6.00%
Citibank	2006	2016	KRW	94,735	US$	100,000	5.24%	6.00%
TOKYO-MITSUBISHI UFJ BANK	2007	2010	KRW	112,600	JPY	14,000,000	5.09%	JPY Euro Yen 3m Tibor + 0.5%
JPMorgan Chase Bank	2004	2011	KRW	86,400	US$	75,000	4.95%	Within 3 Years : 4.875% After 4 years: [4.875%-(10.9- JPY/KRW Spot rate)]
Credit Suisse First Boston	2004	2011	KRW	86,400	US$	75,000	4.95%	Within 3 Years: 4.875% After 4 years : [4.875%-(10.9- JPY/KRW Spot rate)]
UBS AG	2006	2016	KRW	98,100	US$	100,000	5.48%	5.50%
Credit Suisse First Boston	2006	2016	KRW	98,100	US$	100,000	5.48%	5.50%
TOKYO-MITSUBISHI UFJ BANK	2007	2010	KRW	115,783	JPY	14,000,000	4.72%	1.65%
Mitsui Sumitomo SMBC	2007	2010	KRW	116,620	JPY	14,000,000	4.56%	Euro Yen Libor rate 3m+0.05%
Citigroup	2008	2013	KRW	113,304	US$	120,000	4.96%	5.375%
Goldman Sachs	2008	2013	KRW	113,304	US$	120,000	4.96%	5.375%
Barclays	2008	2013	KRW	56,652	US$	60,000	4.96%	5.375%
BTMU	2007	2010	KRW	109,060	JPY	14,000,000	5.29%	3M Euro Yen Tibor+0.5%
Barclays	2006	2016	KRW	71,888	US$	75,000	4.81%	5.50%
Deutsche Bank	2006	2016	KRW	71,888	US$	75,000	4.81%	5.50%
BNP Paribas	2008	2011	KRW	48,650	US$	50,000	4.15%	3M Libor+1.3%
Abn-Amro	2008	2011	KRW	29,190	US$	30,000	4.15%	3M Libor+1.3%
Woori Investment Securities	2008	2011	KRW	19,460	US$	20,000	4.15%	3M Libor+1.3%
Barclays Bank PLC	2004	2014	KRW	172,875	US$	150,000	5.10%	5.75%
Barclays Bank PLC	2004	2014	KRW	138,252	US$	120,000	4.85%	4.88%
BNP Paribas	2008	2011	KRW	46,750	JPY	5,000,000	4.50%	JPY Libor + 1.3%
ABN AMRO	2008	2011	KRW	28,050	JPY	3,000,000	4.50%	JPY Libor + 1.3%
ANZ	2008	2011	KRW	18,700	JPY	2,000,000	4.50%	JPY Libor + 1.3%
ABN AMRO	2008	2013	KRW	149,040	US$	150,000	5.03%	5.38%
Deutsche Bank	2008	2013	KRW	149,040	US$	150,000	5.03%	5.38%
BNP Paribas	2004	2011	KRW	17,282	US$	15,000	4.85%	4.88%
Hana Bank	2004	2011	KRW	17,282	US$	15,000	4.85%	4.88%
CSFB	2004	2011	KRW	115,210	US$	100,000	4.85%	4.88%
Barclays	2005	2012	KRW	155,400	US$	150,000	5.59%	5.25%
Lehman Brothers (*1)	2005	2012	KRW	51,800	US$	50,000	5.59%	5.25%
Deutsche Bank	2005	2012	KRW	51,800	US$	50,000	5.59%	5.25%
BNP Paribas	2005	2012	KRW	51,735	US$	50,000	5.59%	5.25%

(*1)	As Lehman Brothers filed for bankruptcy on September 15, 2008, above currency swap contract expired as of that date.

(b)	Interest rate swap contracts as of June 30, 2008 are as follows:

Counterparty	Notional amount in thousands		Contract interest rate per annum
			Pay (%)	Receive (%)	Term
Korea Exchange Bank	KRW	50,000	5.19%	3M CD + 0.22%	2007-2010
Korea Exchange Bank	KRW	50,000	5.42%	3M CD + 0.21%	2007-2010
Korea Exchange Bank	KRW	100,000	5.42%	3M CD + 0.22%	2007-2010
Korea Exchange Bank	KRW	100,000	5.54%	3M CD + 0.27%	2007-2010
Korea Exchange Bank	KRW	100,000	5.30%	3M CD + 0.35%	2008-2011
Korea Exchange Bank	KRW	100,000	5.17%	3M CD + 0.38%	2008-2011

(c)	Currency forward contracts as of June 30, 2008 are as follows:

	Contract Date	Settlement Date	Contract amounts				Contract exchange rate
			Receive (millions)		Pay (millions)
Kookmin Bank	2008.05.23	2008.11.23	KRW	243,230	JPY	24,000	10.135
J.P.Morgan Chase Bank	2007.02.14	2008.01.28	KRW	191,287	JPY	23,770	8.05
Citi Bank	2008.05.20	2008.07.15	KRW	26,445	USD	25	1042.6
Deutche	2008.03.11	2009.03.20	USD	6	KRW	5,490	basic rate < 915
Deutche	2008.03.11	2009.03.20	USD	3	KRW	2,745	985 ≥ basic rate ≥ 915
Deutche	2008.03.11	2009.03.20		USD 3,000 * (1,000-basic rate)			1,000 ≥ basic rate ≥ 985
Deutche	2008.03.11	2009.03.20		USD 6,000 * (1,000-basic rate)			basic rate ≥ 1,000
Barclays	2008.05.29	2009.06.30	KRW	6,192	USD	6	basic rate > 1,032
Barclays	2008.06.04	2009.06.30	KRW	6,390	USD	6	basic rate > 1,065
Barclays	2008.06.12	2009.06.30	KRW	6,180	USD	6	basic rate > 1,030
Bank of America	2008.06.19	2009.05.29	KRW	6,222	USD	6	basic rate > 1,037
Bank of America	2008.06.19	2009.05.29	KRW	6,216	USD	6	basic rate > 1,036
Bank of America	2008.06.23	2009.05.29	KRW	11,520	USD	12	basic rate > 960

(d)	Valuation gains and losses on swap and forward contracts that do not qualify as hedges recorded as other income or expense for the six-month period ended June 30, 2007 and 2008 are as follows:

	Won (millions)
	2007		2008
Currency swaps
Gains	(Won)	23,511	354,880
Losses		(25,224)	(7,094)

Interest rate swaps
Gains		441	4,555
Losses		—	(38)

Currency forwards
Gains		2	5,361
Losses		(29,828)	(15,367)

Swaptions
Gains		194	—

		(30,904)	342,297

(e)	The losses (gains) on currency swap contracts qualifying as cash flow hedges of ((Won) 6,026 million) and ((Won) 8,525 million) are reflected within accumulated other comprehensive income for the year ended December 31, 2007 and for the six-month period ended June 30, 2008, respectively.

(f)	The transaction gains on derivatives are (Won)6,520 million, and (Won)54,507 million for the six-month period ended June 30, 2007 and 2008, respectively. The transaction losses on derivatives are (Won)13,278 million, and (Won)48,621 million for the six-month period ended June 30, 2007 and 2008, respectively. Transaction gains and losses are included in other income (expense) in the accompanying consolidated statements of income.

(24)	Power Generation, Transmission and Distribution Expenses

Power generation, transmission and distribution expenses for the six-month period ended June 30, 2006, 2007, 2008 are as follows:

	Won (millions)
	2007		2008
Fuel	(Won)	4,854,742	6,694,584
Purchase of electric power		1,151,298	1,924,481
Labor		806,201	1,054,483
Depreciation and amortization		2,376,187	2,442,815
Maintenance		963,600	802,194
Provision for decommissioning costs/accretion and related expenses		174,763	185,595
Research and development cost		213,066	207,534
Others		735,861	493,855

	(Won)	11,275,718	13,805,541

(25)	Selling and Administrative Expenses

Details of selling and administrative expenses for the six-month period ended June 30, 2006, 2007 and 2008 are as follows:

	Won (millions)
	2007		2008
Labor	(Won)	239,650	321,956
Employee benefits		44,431	38,929
Sales commissions		161,556	196,529
Depreciation and amortization		37,302	37,587
Promotion		15,548	12,142
Commission-others		44,863	31,341
Bad debts		6,991	10,519
Maintenance		4,391	8,031
Research and development cost		45,162	48,047
Others		101,367	93,518

	(Won)	701,261	798,599

(26)	Income Taxes

Income tax expenses for the six-month period ended June 30, 2007 and 2008 are summarized as follow:

	Won (millions)
	2007		2008
Current income taxes	(Won)	554,919	96,881
Deferred income taxes allocated directly to shareholder’s equity		16,214	9,075
Deferred income taxes		(9,329)	(248,382)

Income tax expenses	(Won)	561,804	(142,426)

The relation between Income before income taxes and Income tax expenses:

	Won (millions)
	2007		2008
Income before income taxes	(Won)	1,494,946	(589,965)
Statutory tax rate		27.5%	27.5%
Expected taxes at statutory rate		411,110	(162,240)
Dividend income		(159,345)	(182,224)
Deferred tax on equity income of affiliates		294,288	145,435
Others		15,752	56,603

Income tax expenses	(Won)	561,804	(142,426)

Effective tax rate		37.6%	24.1%

(27)	Earnings Per Share

Basic earnings per common share are calculated by dividing controlling interest in net income by the weighted-average number of shares of common stock outstanding for each of the six-month period ended June 30, 2007 and 2008 as follows:

	Won (millions)
	2007		2008
Controlling interest in net income	(Won)	916,070	(469,380)
Weighted-average number of common shares outstanding		621,417,135	622,637,717

Basic earnings per common share	(Won)	1,474	(754)

Diluted earnings per share are calculated by dividing diluted controlling interest in net income by the weighted-average number of shares of common equivalent stock outstanding for the six-month period ended June 30, 2007 and 2008 as follows:

	Won (millions)
	2007		2008
Controlling interest in net income	(Won)	916,070	(469,380)
Exchangeable bond interest		9,898	—

Diluted net income		925,968	(469,380)

Weighted-average number of common shares and diluted securities outstanding		640,365,046	622,637,717

Diluted earnings per share	(Won)	1,446	(754)

Exchangeable bonds to be convertible into common stocks as of June 30, 2008 are presented below:

	Won	Exchange period	Number of shares to be issued
	Exchange price
Overseas exchangeable bonds 1st	30,000	2003.12.15 ~ 2008.10.24	29,812
Overseas exchangeable bonds 2nd	51,000	2007.01.04 ~ 2011.11.11	18,899,466

(28)	Non-cash Investing and Financing Activities

Significant non-cash investing and financing activities for the six-month period ended June 30, 2007 and 2008 are summarized as follows:

	Won (millions)
	2007		2008
Conversion of exchangeable bonds	(Won)	9,299	510

(29)	Transactions and Balances with Related Companies

(a)	Significant transactions between the Company and related parties for the six-month period ended June 30, 2007 and 2008 are as follows.

		Won (millions)
Related Party	Transactions	2007		2008
Operating revenue and other income:
Korea Gas Corporation	Sales of electricity and others	(Won)	740	17,291
Korea District Heating Co., Ltd.	”		99,819	136,768
LG Powercom Corporation	”		17	36,969
Korea Electric Power Industrial Development Co., Ltd.	”		2,233	6,101
Others			—	294

		(Won)	102,809	197,423

Operating and other expenses:
Korea Gas Corporation	Purchases of LNG	(Won)	2,516,064	3,566,735
Korea District Heating Co., Ltd.	Commissions for service and others		73	280
LG Powercom Corporation	”		3,472	35,964
Korea Electric Power Industrial Development Co., Ltd.	”		29,388	68,677
others	”		—	450

		(Won)	2,548,997	3,672,106

(b)	Receivables and payables arising from related parties transactions as of December 31, 2007 and June 30, 2008 are as follows:

Related party	Accounts	Won (millions)
		2007		2008
Receivables:
Korea Gas Corporation	Trade receivables and other accounts receivable	(Won)	13	1,837
Korea District Heating Co., Ltd	”		35,146	10,081
LG Powercom Corporation	”		10,677	17,016
Korea Electric Power Industrial Development Co., Ltd.	”		455	596

		(Won)	46,291	29,530

Payables:
Korea Gas Corporation	Trade payables and other accounts payable	(Won)	518,527	520,012
Korea District Heating Co., Ltd.	”		6	2,060
LG Powercom Corporation	”		2,195	2,640
Korea Electric Power Industrial Development Co., Ltd.	”		9,697	9,375
YTN	”		165	66

		(Won)	530,590	534,153

(c)	Long-term borrowings from related parties as of December 31, 2007 and June 30, 2008 are as follows:

Lender	Type	interest rate %	Won (millions)
			2007		2008
Korea Development Bank	Facility	4.72~5.67	(Won)	4,709,620	3,982,840
Ministry of Knowledge Economy	Rural area development	4.00		30,000	30,000

			(Won)	4,739,620	4,012,840

(d)	Guarantees provided by related companies for the Company as of June 30, 2008 are as follows:

		USD (thousand)
Type	Related party	Currency	Guaranteed amounts	Type of borrowings
Payment guarantee (*)	Korea Development Bank	US$	704,587	Foreign currency bond

(*)    Korea Development Bank has provided a repayment guarantee for some of foreign currency debentures of KEPCO and debt related to the power generation business of KEPCO Ilijan Corporation, which existed at the time of spin-off.

(30)	Transactions and Balances with Consolidated Subsidiaries

(a)	Significant transactions among KEPCO and consolidated subsidiaries for the year ended December 31, 2007, and for the six-month period ended June 30, 2008 are as follows. These were eliminated in consolidation:

Consolidated subsidiaries	Transactions	2007		2008
Operating revenue and other income:

Korea Electric Power Corporation	Sales of electricity and others	(Won)	2,074,993	1,283,290
Korea Hydro & Nuclear Power Co., Ltd.	”		5,514,741	2,135,200
Korea South-East Power Co., Ltd.	”		2,146,334	1,729,336
Korea Midland Power Co., Ltd.	”		2,802,963	1,698,558
Korea Western Power Co., Ltd.	”		3,100,953	60,122
Korea Southern Power Co., Ltd.	”		3,733,243	1,617,622
Korea East-West Power Co., Ltd.	”		2,868,392	251,480
Others	Commissions for service and others		1,208,577	3,350,881

		(Won)	23,450,196	12,126,489

Operating and other expenses:

Korea Electric Power Corporation (*)	Purchased power and others	(Won)	20,499,256	71,700
Korea Hydro & Nuclear Power Co., Ltd.	Commissions for service and others		1,184,959	42,399
Korea South-East Power Co., Ltd.	”		697,311	64,347
Korea Midland Power Co., Ltd.	”		184,033	74,230
Korea Western Power Co., Ltd.	”		265,827	50,557
Korea Southern Power Co., Ltd.	”		210,037	80,680
Korea East-West Power Co., Ltd.	”		398,958	11,380,173
Others	”		9,815	362,403

		(Won)	23,450,196	12,126,489

(*) KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

(b)	Receivables and payables arising from KEPCO and consolidated subsidiaries transactions as of December 31, 2007 and June 30, 2008 are as follows. These were eliminated in the consolidation:

Consolidated subsidiaries	Accounts	Won (millions)
		2007		2008
Receivables:
Korea Electric Power Corporation	Trade receivables and other accounts receivable	(Won)	1,503,653	733,550
Korea Hydro & Nuclear Power Co., Ltd.	”		480,349	431,245
Korea South-East Power Co., Ltd.	”		191,038	534,558
Korea Midland Power Co., Ltd.	”		313,647	374,031
Korea Western Power Co., Ltd.	”		281,070	15,308
Korea Southern Power Co., Ltd.	”		350,606	283,302
Korea East-West Power Co., Ltd.	”		295,004	1,464,303
Others	”		107,806	1,103,833

		(Won)	3,523,173	4,940,130

Payables:
Korea Electric Power Corporation (*)	Trade payables and other accounts payable	(Won)	1,852,042	552,178
Korea Hydro & Nuclear Power Co., Ltd.	”		442,787	123,490
Korea South-East Power Co., Ltd.	”		560,675	266,980
Korea Midland Power Co., Ltd.	”		54,830	141,411
Korea Western Power Co., Ltd.	”		123,866	20,217
Korea Southern Power Co., Ltd.	”		123,110	62,840
Korea East-West Power Co., Ltd.	”		270,444	3,191,938
Others	”		95,419	581,076

		(Won)	3,523,173	4,940,130

(*) KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

(c)	The elimination entries of revenues and expenses among KEPCO and consolidated subsidiaries for the six-month period ended June 30, 2008 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Operating revenues	(Won)	12,075,080	Operating expenses	(Won)	12,046,945
Rental income		35,000	Rent expenses		7,110
Interest income		9,757	Commissions		33,823
Other income		6,652	Interest expenses		34,991
			Other expenses		3,620

	(Won)	12,126,489		(Won)	12,126,489

(d)	The elimination entries of receivables and payables among KEPCO and consolidated subsidiaries as of June 30, 2008 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Trade payables	(Won)	1,673,800	Trade receivables	(Won)	1,900,784
Short-term borrowings		35,251	Short-term loans		5,126
Other accounts payable		413,019	Other accounts receivables		190,712
Advances received		75,922	Advance payments		75,922
Accrued expenses		5,375	Accrued income		238
Unearned revenue		9,491	Prepaid expenses		9,502
Long-term borrowings		47,299	Long-term loans		52,565
Other long-term account payable		1,243,701	Other long-term account receivable		1,244,332
Construction grants		1,502,723	Other intangible asset		1,502,723
Others		16,099	Others		40,776

	(Won)	5,022,680		(Won)	5,022,680

(e)	The Company has provided guarantees for related companies as of June 30, 2008 as follows:

Type	Guaranteed company	US$(thousands)
Other (*1)	KEPCO Ilijan Co.	US$	72,000
Other (*2)	KEPCO Lebanon SARL..	US$	17,277
Other (*3)	KEPCO Shanxi international Ltd.	US$	180,000
Other (*4)	KEPCO SALCON Power Corporation.	US$	100,000
_________
(*1)	KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$281 million in 2000 as project financing from Japan Bank of International Corporation and others. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. were pledged as collateral. The Company has provided the National Power Corporation and others with the guarantee not to exceed US$ 72 million on performance of the power generation business of KEPCO Ilijan Corporation.
(*2)	The Company has provided Lebanon Electric Power Service Corporation with the guarantee with a limit of US$ 18 million on the performance contract of KEPCO Lebanon SARL.
(*3)	The Company’s investment in the development business in China is through a wholly owned subsidiary, KEPCO Shanxi International Ltd., which entered into a building consortium with Sansu International Electric Corporation and Deutsche Bank. For this business, the consortium established Gemeng International Energy Group Co. Ltd. (34%). The Company is providing payment guarantee US$180 million that KEPCO Shanxi International Ltd. borrowed from HSBC and Export-Import Bank of Korea. Also if Gemeng International Energy Group Co., Ltd. goes bankrupt in two years or it is not listed on the Hong Kong Stock Exchange within six years, the Company agreed to pay the investment of Deutsche Bank (amounting to US$110,640,000) and related interest based on Libor+2% until the day that the conditions are not met.
(*4)	The Company established KEPCO SALCON Power Corporation to operate the Sebu Power Plant. The Company guarantees the borrowings of KEPCO SALCON Power Corporation for the operation of the local power plant from Export-Import Bank of Korea up to the limit of US$100 million.

(31)	Commitments and Contingencies

(a)	The Company is involved in legal proceedings regarding matters arising in the ordinary course of business. Related to these matters, as of June 30, 2008, the Company is engaged in 355 lawsuits as a defendant and 75 lawsuits as a plaintiff. The total amount claimed against the Company is (Won)390,129 million and the total amount claimed by the Company is (Won)51,457 million as of June 30,2008. As of June 30, 2008, the Company recorded a liability related to the above claims amounting to (Won)28,298 million in other long-term liabilities. The outcome of these lawsuits cannot presently be determined. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operation, or liquidity.

(b)	Short-term Credit Facilities

Payment guarantee and short-term credit facilities from financial institutions as of June 30, 2008 are as follows:

(i)	Payment Guarantee

		Won (millions), US$ (thousands)
Description	Financial institution	Credit lines
Payment of import letter of credit	Korea Exchange Bank and others	US$	1,723,380
		(Won)	18,764
Inclusive credits	Korea Exchange Bank	(Won)	122,300
Borrowings	Woori Bank and others	US$	75,000
		(Won)	184,000
Performance guarantees	Korea Exchange Bank and others	US$	158,620
Payment of foreign currency (*)	Korea Exchange Bank	EUR	136
		INR	29,125
	Shinhan Bank	US$	12,303
Payment of local currency	Korea Exchange Bank	(Won)	1,286,650
__________
(*)	Foreign currencies other than US$ are converted into US$.

(ii)	Overdraft and Others

		Won (millions), US$ (thousands)
Description	Financial institution	Credit lines
Overdraft	National Agricultural Cooperative Federation and others	(Won)	955,000
Discount on promissory note	Korea Exchange Bank and others	(Won)	269,000
Commercial paper	Korea Exchange Bank and others	(Won)	406,500
		US$	80,000
Trade financing	National Agricultural Cooperative Federation and others	(Won)	55,302
Repayment guarantees for foreign currency debentures	Korea Develop Bank	US$	704,587
Banker’s Usance	Hana Bank	US$	15,000

(c)	The Company is provided with guarantees from Seoul Guarantee Insurance Co., Ltd. and others for performance of contract, warranty fees and bids for construction work in relation to overseas constructions.

(d)	The Company has provided a promissory note of (Won)1,771 million to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract.

(e)	The Company entered into an arrangement with the Korea Peninsula Energy Development Organization (“KEDO”) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. But, the executive board of KEDO decided to terminate the light water reactor project on May 31, 2006 due to the political environment surrounding the Korean peninsula. On December 12, 2006, the Company entered into the Termination Agreement (“TA”) with KEDO.

According to the TA, the Company mainly accepts all rights and obligations related to the light water reactor outside of North Korea, from KEDO. In exchange, the Company waives the right to claim any expenses incurred and any potential claims by subcontractors to KEDO. As a result, the Company recorded transferred equipment in accordance with the TA as other non-current assets amounting to (Won)93,804 million. In addition, the Company recorded the estimated claims by subcontractors as other long-term liabilities amounting to (Won)17,927 million.

Pursuant to the terms of the TA, the Company is required to report the disposal or reuse of the transferred equipment to KEDO, and the gains and losses from the TA are shared with KEDO through the negotiation between two parties. The Company’s management believes that ultimate gains or losses are not reasonably estimated as of June 30, 2008 as it is contingent upon disposal or reuse of the related assets and settlement of obligations.

(f)	The Company entered into a Power Purchase Agreement with GS EPS Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act. These purchase agreements require the Company to purchase minimum amounts which the Company has historically exceeded. The power purchased under these agreements amounted to (Won)665.004 million, and (Won)1,010.892 million for the six-month period ended June 30, 2007 and 2008, respectively. In relation to the power purchases, the Company entered into long-term purchase contracts with various suppliers and the terms of these contracts can be summarized as follows:

Generation type	Contract expiration term
Combined cycle unit	2018~2025
Hydroelectric units	2009~2032
Small hydroelectric and other units	2007~2019

Under these contracts, purchase quantities are not fixed, and purchase prices are annually reset based on certain formula for each generation type.

(g)	The Company has contracted Doosan Industrial Co., Ltd. and others amounting to (Won)3,347,600 million and JPY17,792,100 thousand in the aggregate as of June 30, 2008, for construction of power plant facilities and facility maintenance.

(h)	The Company has bituminous coal, anthracite Coal, oil and LNG purchase contracts with domestic and foreign suppliers, including Korea Gas Corporation, a related party, as of June 30, 2008. Also the Company has a LNG long-term purchase contract with Korea Gas Corporation as of June 30, 2008.

(i)	During 2001, the Company voluntarily suspended operations of the Gangneung hydroelectric generating plant to improve the quality of water used in generating electricity. The expenses related to the suspension of operations, including depreciation on the utility plant for the six-month period ended June 30, 2008 amounting to (Won)2,731 million were charged to other expenses. On the other hand, the amounts of compensation for the residents of Gangneung related to improvement of quality of water are not reasonably measurable as of June 30, 2008.

(j)	As the national project administrator, the Company is currently researching the use of RDF (Refuse Derived Fuel) as an alternative source for power generation at Wonju city in the Gangwon province. For the project, the Company is expected to receive a total funding of (Won)90 billion from Korea Energy Management Corp. As of June 30, 2008, the Company received funding of (Won)850 million, inclusive of POSCO’s contribution of (Won)76 million (based on its commitment to invest 15% of total research expenses exclusive of government subsidies).

(k)	The Company invested in overseas oil development industry with a consortium of Korean companies (the “Korean Consortium”) consisting of the Company, Korea National Oil Corporation and Daewoo Shipbuilding & Marine Engineering Co., Ltd. The Korean Consortium, owning 60% equity interest in the joint venture with Equator Exploration Limited and the Nigerian government, invested in KNOC Nigerian East 323, KNOC Nigerian West 321. In relation to the contract, the Company provides performance guarantees amounting to US$67 million to the Nigeria government.

(l)	Subsidiaries have contracts with Hanjin Shipping Co. on long-term marine transportation for stable delivery of raw materials.

(32)	Segment Information

The below segment information is based on the management’s disaggregation of the Company for making operating decisions. Operating segments that have similar economic characteristics and are similar in terms of the nature of their products and services, the nature of the production process, the type or class of customer, and methods of distribution have been aggregated into a segment.

Other segments that cannot be classified into the above-mentioned two segments have been combined and disclosed in an “all other” category. All other consist primarily of the operations from the engineering and maintenance for utility plant, information services, and sales of nuclear fuel, communication line leasing and others.

The Company evaluates performance of each segment based on net income. There are no revenues from transactions with a single external customer that amount to 10 percent or more of the consolidated revenues of the Company.

(a)	The following table provides information for each operating segment for the six-month period ended June 30, 2007 and 2008.

	Won (millions)
	2007
	Electric business			All other	Consolidation adjustment	Consolidated
	Transmission & distribution		Power generation(*)
Unaffiliated revenues	(Won)	13,529,525	60,009	153,494	—	13,743,028
Intersegment revenues		148,523	9,867,513	631,446	(10,598,429)	49,053

Total operating revenues		13,678,048	9,927,522	784,940	(10,598,429)	13,792,081

Cost of goods sold		(13,089,748)	(8,302,954)	(585,486)	10,506,816	(11,471,372)
Selling and administrative expenses		(525,116)	(128,205)	(71,191)	23,251	(701,261)

Operating income		63,184	1,496,363	128,263	(68,362)	1,619,448

Interest income		39,892	62,519	20,470	(34,356)	88,525
Interest expense		(280,554)	(85,260)	(14,104)	34,356	(345,562)
Equity income of affiliates		1,159,317	—	2,287	(1,080,035)	81,569
Other, net		242,103	(48,085)	47,726	(172,089)	69,655

Income before income taxes		1,223,942	1,425,537	184,642	(1,320,486)	1,513,635
Income taxes		(183,122)	(388,622)	(29,827)	21,079	(580,492)

Segment earnings before minority interests	(Won)	1,040,820	1,036,916	154,814	(1,299,407)	933,143

	Won (millions)
	2008
	Electric business			All other	Consolidation adjustment	Consolidated
	Transmission & distribution		Power generation(*)
Unaffiliated revenues	(Won)	14,652,020	47,226	258,062	—	14,957,308
Intersegment revenues		208,710	11,260,665	612,271	(12,081,646)	—

Total operating revenues		14,860,730	11,307,891	870,333	(12,081,646)	14,957,308

Cost of goods sold		(15,369,466)	(10,312,810)	(657,146)	11,931,714	(14,407,708)
Selling and administrative expenses		(618,537)	(144,947)	(85,762)	50,647	(798,599)

Operating income		(1,127,273)	850,134	127,425	(99,285)	(248,999)

Interest income		42,385	53,579	24,482	(38,782)	81,664
Interest expense		(335,712)	(104,606)	(21,002)	38,752	(422,568)
Equity income of affiliates		771,104	337	964	(650,628)	121,777
Other, net		(167,930)	(81,522)	58,538	69,075	(121,839)

Income before income taxes		(817,426)	717,922	190,407	(680,868)	(589,965)
Income taxes		353,540	(195,643)	(42,645)	27,174	142,426

Segment earnings before minority interests	(Won)	(463,886)	522,279	147,762	(653,694)	(447,539)

(b)	The following table provides asset information for each operating segment as of December 31, 2007 and June 30, 2008.

	Won (millions)
	Electric business			All other	Consolidation adjustment	Consolidated
	Transmission & distribution		Power generation(*)
December 31, 2007
Property, plant and equipment	(Won)	31,018,141	34,441,625	883,464	1,219,923	67,563,153
Total assets		65,642,591	45,483,784	3,145,329	(31,343,112)	82,928,592

June 30, 2008
Property, plant and equipment	(Won)	31,254,652	34,578,395	965,305	1,222,839	68,021,192
Total assets		65,885,917	45,699,370	3,292,678	(30,938,765)	83,939,200

(*)	Only includes the information for domestic power generation companies.

(33)	Comprehensive Statement of Income

Comprehensive income for the six-month period ended June 30, 2007 and 2008 is summarized as follows:

	Korean Won(in millions)				Translation into U.S. Dollar (Note 2) (in thousands)
	2007		2008		2008
Net income	(Won)	933,142	(Won)	(447,539)	$(427,531)
Other comprehensive income, net of tax :
Gain (loss) on valuation of available-for-sale securities		4,408		2,395	2,288
Equity in other comprehensive income of affiliates		1,461		87,757	83,834
Gain (loss) on valuation of derivatives		3,936		2,500	2,388
Overseas operations translation		8,958		13,632	13,023

Comprehensive income	(Won)	951,905	(Won)	(341,255)	$(325,998)

The amounts of tax allocated to the other comprehensive income for the year ended December 31, 2007 and for the six-month period ended June 30, 2008 are as follows:

	Korean Won(in millions)				Translation into U.S. Dollar (Note 2) (in thousands)
	2007		2008		2008
Gain (loss) on valuation of available-for-sale securities	(Won)	(1,672)	(Won)	(908)	$(867)
Equity in other comprehensive income of affiliates		(554)		(33,287)	(31,799)
Gain (loss) on valuation of derivatives		(1,493)		(948)	(906)
Overseas operations translation		(3,398)		(5,171)	(4,940)

Comprehensive income	(Won)	(7,117)	(Won)	(40,314)	$(38,512)

(34)	Reconciliation to United States Generally Accepted Accounting Principles

The accompanying consolidated financial statements are prepared in accordance with Korean GAAP which differs in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s consolidated financial statements are described below.

(a)	Revenue Recognition

The Company reads meters and bills customers on a cycle basis. The Company does not accrue revenue for power sold to customers between the meter-reading date and balance sheet date but records the revenue in the subsequent period. Under Korean GAAP, such practice is consistent with the Accounting Regulations for Public Enterprise Associated Government Agency, which have been approved by the Korean Ministry of Strategy and Finance (formerly the Korean Ministry of Finance and Economy) and considered by the utility industry in Korea as Korean GAAP. However under U.S. GAAP beginning in 2006, the Company recognizes unbilled revenue representing the sale of power between the cycle meter-reading date and the balance sheet date. Prior to 2006, the Company did not recognize any difference for amounts recognized under Korean GAAP, and had concluded that such prior year uncorrected differences were quantitatively and qualitatively immaterial to the Company’s prior year consolidated financial statements using the income statement approach.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires the use of the “dual approach” (both an income statement approach and a balance sheet approach) when evaluating whether an error is material to an entity’s financial statements, based on all relevant quantitative and qualitative factors. The SEC issued SAB 108 to address what the SEC identified as diversity in practice whereby entities were using either an income statement approach or a balance sheet approach, but not both.

Effective December 31, 2006, the Company adopted SAB 108 and recorded the effects of prior year uncorrected differences which arose prior to January 1, 2006, as a cumulative effect adjustment to beginning retained earnings as of January 1, 2006 in accordance with the “dual approach” set forth in SAB 108. The impact of SAB 108 adoption at December 31, 2006 to beginning retained earnings is shown below.

	Korean Won (in millions)
	Accounts receivable		Current deferred income tax assets (liabilities)		Retained earnings
Balance as of December 31, 2005, as reported	(Won)	2,162,747	(Won)	1,402,759	(Won)	27,365,456
Cumulated effect adjustment for adoption of SAB 108		943,818		(259,550)		684,268

Balance as of January 1, 2006, as adjusted	(Won)	3,106,565	(Won)	1,143,209	(Won)	28,049,724

Translation into U.S. dollars (Note 2) (in thousand)		$3,339,868		$1,229,257		$30,160,993

(b)	Asset Revaluation and Depreciation

Under Korean GAAP, property, plant and equipment are stated at cost, except for those assets that are stated at their appraised values in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. In connection with an asset revaluation, a new basis for the property, plant and equipment is established. Asset revaluations are not permitted after January 1, 2001.

Under U.S. GAAP, property, plant and equipment must be stated at cost less accumulated depreciation and impairment. The revaluation of property, plant and equipment and the resulting depreciation of revalued amounts are not included in consolidated financial statements prepared in accordance with U.S. GAAP. When revalued assets are sold, revaluation surplus related to those assets under Korean GAAP would be reflected in income as additional gain on the sale of property, plant and equipment under U.S. GAAP.

(c)	Special Depreciation

Under Korean GAAP, special depreciation allowed prior to 1994, which represents accelerated depreciation of certain facilities and equipment acquired for energy saving and anti-pollution purposes, is not recognized under U.S. GAAP. The U.S. GAAP reconciliation reflects the adjustment of special depreciation to the Company’s normal depreciation method, based on the economic useful life of the asset.

(d)	Accounting for Regulation

U.S. GAAP, pursuant to Statements of Financial Accounting Standards (“SFAS”) No. 71 “Accounting for the Effects of Certain Types of Regulation” differs in certain respects from the application of U.S. GAAP by non-regulated businesses. As a result, a regulated utility is required to defer the recognition of costs (a regulatory asset) or recognize obligations (a regulatory liability) if it is probable that, through the rate-making process, there will be a corresponding increase or decrease in future utility rates.

(e)	Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

Under Korean GAAP, the Company’s share of the profit on transactions between KEPCO and its affiliated companies is eliminated in the preparation of the consolidated financial statements. No elimination of such profit is required in accordance with U.S. GAAP for regulated enterprises, where the sales prices are reasonable and it is probable that, through the rate making process, future revenues approximately equal to the sales price will result from the Company’s use of the utility plant. The Company meets both of these criteria, and no elimination of profit is necessary for reporting under U.S. GAAP.

(f)	Foreign Currency Translation

As discussed in note 1(f), under Korean GAAP, the Company capitalizes certain foreign exchange transaction and translation gains and losses on borrowings associated with certain qualified assets during the construction period.

Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as either transaction or translation gains (losses) under Korean GAAP) should be included in the results of operations for the current period. Accordingly, the amounts of foreign exchange transaction and translation gains and losses included in property, plant and equipment under Korean GAAP were reversed into results of operations for the current period under U.S. GAAP.

Under Korean GAAP, convertible bonds denominated in foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics. Accordingly, the Company does not recognize the associated foreign currency translation gain or loss.

Under U.S. GAAP, convertible bonds denominated in foreign currency are translated at exchange rates as of the balance sheet date, and the resulting foreign currency transaction gain or loss is included in the results of operations.

(g)	Intangible Assets

Under Korean GAAP, all costs incurred during the research phase are expensed as incurred. Costs incurred during the development phase are recognized an asset only if all of the following criteria for recognition are satisfied; (1) it is probable that future economic benefits that are attributable to the asset will flow into the entity; and (2) the cost of the asset can be reliably measured. If the costs incurred fail to satisfy all of these criteria, they are recorded as periodic expense as incurred.

Under U.S. GAAP, all costs incurred during the research and development stages are expensed as incurred with the exception of certain computer software costs defined in Statement of Position (the “SOP”) 98-1. Under SOP 98-1, Internal and external costs incurred to develop internal-use computer software during the application development stage should be capitalized.

As discussed in note 5, under Korean GAAP, the Company recognized the payment of (Won)300 billion to the City of Gyeongju as an intangible asset. Under U.S. GAAP, the Company reclassified it to a construction-in-progress in utility plants. Under Korean GAAP and U.S. GAAP, such amount will be amortized using the unit-of-production method upon completion of repository site.

(h)	Deferred Income Taxes

Under Korean GAAP, prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity in other comprehensive income of affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges that were reported as a separate component of shareholders’ equity. Effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes.” In accordance with this standard, deferred taxes are recognized on the temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity in other comprehensive income of affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges and are reported as a separate component of shareholders’ equity.

Under U.S. GAAP, deferred taxes are recognized on the temporary differences related to unrealized holding gains and losses on available-for-sale securities and unrealized gains and losses on derivatives considered to be cash flow hedges and are included in equity as a component of accumulated other comprehensive income, net of applicable taxes.

(i)	Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN48”) - “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” which set outs a consistent framework to use to determine the appropriate level of tax reserve for uncertain tax positions. This interpretation uses two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than 50% likely to be realized. The difference between the benefit recognized for a position in accordance with this FIN 48 and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

The Company adopted FIN 48 effective January 1, 2007, and the adoption resulted in a decrease of the beginning balance of retained earnings as of January 1, 2007 by (Won)6,920 million. Additionally, in connection with the adoption of FIN 48, the Company elected to classify interest and penalties related to tax positions as a component of income tax expense.

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2007 in the following table:

	Korean Won (in millions)		Translation into U.S. Dollars(Note 2) (in thousands)
	2007		2007
Total unrecognized tax benefits at January 1, 2007	(Won)	17,200	$18,380
Amount of increase for current year’s tax position		1,231	1,315
Gross amount of increases for prior years’ tax position		—	—
Gross amount of decreases for prior years’ tax position		(12,741)	(13,615)

Total unrecognized tax benefits at December 31, 2007	(Won)	5,690	$6,080

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and therefore, the Company’s effective tax rate. As of December 31, 2007 and June 30, 2008, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate is (Won)2,106 million and (Won)2,138 million, respectively.

The Company’s continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. After the adoption of FIN 48, the Company has total gross accrual for interest income and penalties of (Won)7,691 million and (Won)7,914 million as of December 31, 2007 and June 30, 2008, respectively. During 2008, the Company recognized income tax expense of (Won)256 million related to interest and penalties.

The Company belongs to the tax jurisdiction of the Republic of Korea, and during six-month ended June 30, 2008, tax examinations for six entities, including KEPCO, were carried out, the results of which have not been advised but may cause significant change in unrecognized tax benefits which cannot be estimated as of report date.

(j)	Liabilities for Decommissioning Costs

Prior to 2003

Under Korean GAAP, prior to January 1, 2003, the Company accrued for estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Annual additions to the reserve were in amounts such that the expected costs would be fully accrued for at the estimated dates of decommissioning on a straight-line basis.

Under U.S. GAAP, prior to January 1, 2003, accounting for liabilities for decommissioning costs was substantially the same as Korean GAAP.

2003

Under Korean GAAP, effective January 1, 2003, the Company adopted Korea Accounting Standard Board issued Statement of Korea Accounting Standards (“SKAS”) No. 5 “Tangible Assets.” Under this standard, the Company would record the fair value of the liabilities for the decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets. However, this standard was only applicable to new plants (with an associated asset retirement liability) put into service after January 1, 2003. For plant’s put into service before January 1, 2003, SKAS No. 5 did not apply and the previous Korean GAAP (as described above) was required. Since the Company did not place into service any assets with liabilities for decommissioning costs during 2003, SKAS No. 5 had no impact on the 2003 consolidated financial statements.

Under U.S. GAAP, effective January 1, 2003, the Company adopted SFAS No. 143 “Accounting for Asset Retirement Costs” Under SFAS No. 143, the Company is required to recognize an estimated liability for legal obligations associated with the retirement of tangible long-lived assets. The Company measures the liability at fair value when incurred and capitalizes a corresponding amount as part of the book value of the related long-lived assets. The increase in the capitalized cost is included in determining depreciation expense over the estimated useful life of these assets. Since the fair value of the liabilities for decommissioning costs is determined using a present value approach, accretion of the liability due to the passage of time is recognized each period as expense until the settlement of the liability.

SFAS No. 143 applies to all existing long-lived assets including those acquired before January 1, 2003. As a result of the adoption of SFAS No. 143, the Company recognized a pre-tax gain as a cumulative effect of accounting change of (Won) 1,775,306 million on January 1, 2003. In addition, for the year ended December 31, 2003, the Company recorded accretion expense and depreciation expense under U.S. GAAP while reversing the provision for decommissioning costs recorded under Korean GAAP.

2004 and thereafter

In October 2004, KASB issued Statement of SKAS No. 17 “Provisions and Contingent Liability & Asset”. In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. Under SKAS No. 17, the discount rate was set at the date of adoption and should be applied in all future periods. In addition, any new plants would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. In addition, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during 2004. Due to the adoption of this standard, the Company re-measured the liability for decommissioning costs as of January 1, 2004 and reflected the cumulative effect of a change in accounting up to prior year into current year retained earnings.

Under U.S. GAAP, the Company continues to apply SFAS No. 143 in 2004 and thereafter.

Since the adoption of SKAS No. 17 and up to date, Korean GAAP and U.S. GAAP for recording the liabilities for decommissioning costs are substantially the same except for the following:

—

Under U.S. GAAP, the discount rate for existing decommissioning liabilities was set when the Company adopted SFAS No. 143 (6.49% as of January 1, 2003). Under Korean GAAP, the discount rate for existing decommissioning liabilities was set when the Company adopted SKAS No. 17 (4.36% as of December 2004).

—

Under U.S. GAAP, any changes that result in upward revisions to the undiscounted estimated cash flows shall be treated as a new liability and discounted at the then current discount rate. Any downward revisions to the undiscounted estimated cash flows will result in a reduction of the liability for decommissioning costs and shall be reduced from the recorded discounted liability at the rate that was used at the time the obligation was originally recorded. Under Korean GAAP, regardless of upward or downward revisions to the undiscounted estimated cash flows, the historical discount rate will be applied in all future periods.

As explained in note 21, under Korean GAAP, the Company has accrued (Won)8,503,622 million for the cost of dismantling and decontaminating existing nuclear power plants as of June 30, 2008. Under U.S. GAAP, the Company has accrued (Won)6,190,827 million for the cost of dismantling and decontaminating existing nuclear power plants as of June 30, 2008. Substantially all of the difference between the U.S. GAAP liability and the Korean

GAAP liability is due to the impact of the discount rate described in the first bullet above.

Amounts reconciled from Korean GAAP to U.S. GAAP for capitalized asset retirement costs, net of accumulated depreciation and liabilities for decommission costs are as follows:

	Korean Won (in millions)				Translation into U.S. Dollar (Note 2) (in thousands)
	2007		2008		2008
Decrease in capitalized asset retirement costs, net of accumulated depreciation	(Won)	(919,159)	(Won)	(894,244)	$(854,264)
Decrease in liabilities for decommissioning costs		2,294,969		2,301,335	2,198,448

	(Won)	1,375,810	(Won)	1,407,091	$1,344,184

Details of the Company’s asset retirement costs as of December 31, 2007 and June 30, 2008 under U.S. GAAP are as follows:

	Korean Won (in millions)				Translation into U.S. Dollar (Note 2) (in thousands)
	2007		2008		2008
Capitalized asset retirement costs	(Won)	1,613,433	(Won)	1,688,609	$1,613,115
Less : accumulated depreciation		(873,182)		(968,114)	(924,832)

	(Won)	740,251	(Won)	720,495	$688,283

Changes in liabilities for decommissioning costs for the years ended December 31, 2007 and June 30, 2008 under U.S. GAAP is as follows:

	Korean Won (in millions)				Translation into U.S. Dollar (Note 2) (in thousands)
	2007		2008		2008
Balance at beginning of year	(Won)	5,297,018	(Won)	5,911,298	$5,647,018
Liabilities incurred		306,196		119,358	114,022
Accretion expense for the year		363,841		164,045	156,711
Liabilities reversed (*1)		(48,298)		—	—
Payments		(7,459)		(3,991)	(3,813)

Balance at end of year	(Won)	5,911,298	(Won)	6,190,710	$5,913,938

(*1)	In 2007, the usage period of Kori-1 nuclear generation unit was extended by 10 years under the permission of MESK. Accordingly, the Company recorded the difference between previously estimated and newly estimated amounts for the decrease in the liability.

(k)	Convertible Bonds

Under Korean GAAP, the value of conversion rights is recognized as capital surplus. Also, the convertible bonds are not subject to foreign currency translation as convertible bonds are regarded as non-monetary foreign currency liabilities.

Under U.S. GAAP, per SFAS No. 133, unless a conversion right would be considered an embedded derivative instrument requiring bifurcation, no portion of the proceeds from the issuance of the convertible debt securities shall be attributed to the conversion feature. The Company has determined that the conversion feature embedded in our convertible debt should not be bifurcated. Also, the convertible bonds are subject to foreign currency translation because these convertible bonds were regarded as monetary foreign currency liabilities.

(l)	Principles of Consolidation

Under Korean GAAP, minority interests in consolidated subsidiaries are presented as a component of shareholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests are presented outside of the shareholders’ equity section in the consolidated balance sheet.

(m)	Reserve for Self-insurance

Under Korean GAAP, in accordance with Accounting Regulations for Public Enterprise · Associate Government Agency, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery.

U.S. GAAP considers loss from accidents and liability to third parties to be a contingency that is only provided for when a liability has been incurred. Contingent losses for self-insurance are generally recognized as a liability (undiscounted) when probable and reasonably estimable.

(n)	Gain or loss on partial disposal of subsidiaries

Under Korean GAAP, when the parent company disposes of a portion of its investment in a subsidiary but still retains a controlling interest, any gain or loss on disposal should be recognized in capital surplus.

Under US GAAP, such gain or loss on disposal is recognized in other income.

(o)	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of significant financial instruments in which it is practicable to estimate that value:

(i)	Cash and cash equivalents, short term financial instruments, trade receivables, short-term borrowings, and trade payables: The carrying amount approximates fair value because of its nature or relatively short maturity.

(ii)	Investments: The fair value of investments with marketability is estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, it was not practicable to estimate the fair value of investments in unlisted companies.

(iii)	Long-term debt: The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues, or on the current rates offered for debt of the same remaining maturities.

The carrying amounts and estimated fair values of the Company’s consolidated financial instruments as of December 31, 2007 and June 30, 2008 are summarized as follows :

	Korea Won (in millions)
	2007				2008
	Carrying Amount		Fair value		Carrying Amount		Fair value
Cash and cash equivalents	(Won)	1,574,329	(Won)	1,574,329	(Won)	1,823,591	(Won)	1,823,591
Short-term financial instruments		1,583,271		1,583,271		330,779		330,779
Trade receivables and account receivables-other		2,995,893		2,995,893		2,695,614		2,695,614
Investments:
Practicable to estimate fair value		44,495		44,495		30,676		30,676
Not practicable		159,523		N/A		221,683		N/A
Short-term borrowings		(820,315)		(820,315)		(1,154,748)		(1,154,748)
Trade payables and accounts payable-other		(2,273,313)		(2,273,313)		(1,787,329)		(1,787,329)
Long-term debt, including current portion		(20,790,781)		(20,712,008)		(22,640,017)		(22,640,017)
Currency and interest swaps, net		(228,701)		(228,701)		180,706		180,706

(p)	Supplementary U.S. GAAP Disclosures

The Company’s supplementary information for the statement of cash flows is as follows:

	Korean Won (in millions)		Translation into U.S. Dollar (Note 2) (in thousands)
	2007	2008	2008
Interest paid, net of capitalized portion	903,916	557,506	$532,581
Income taxes paid	1,385,254	998,289	953,658

(q)	Recent Changes in U.S. GAAP

In September 2006, the FASB issued statement No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The Company does not expect SFAS 157 will have a material impact on its results from operations or financial position.

In February 2008, the FASB issued Staff Position No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purpose of Lease Classification or Measurement Under Statement 13” (“FSP 157-1”) in order to amend SFAS No. 157 to exclude FASB Statement No. 13, “Accounting for Leases” (“SFAS No. 13”) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. In addition, in February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact that SFAS No. 157, FSP 157-1 and FSP 157-2 may have on consolidated financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which provides companies with an option to report selected financial assets and liabilities at fair value in an attempt to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations(SFAS 141R)” SFAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of an entity’s fiscal year that begins on or after December 15, 2008. The Company is evaluating the impact of SFAS 141R on our consolidated financial statements for any potential business combinations subsequent to January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (SFAS 160). SFAS 160 requires the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of earnings; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 requires increased qualitative, quantitative, and credit-risk disclosures. Required qualitative disclosures include: (1) How and why an entity is using a derivative instrument or hedging activity (e.g., for risk management or other purposes). (2) How the entity is accounting for its derivative instrument and hedged items under Statement 133 (and related guidance). (3) How the instrument affects the entity’s financial position, financial performance, and cash flows. This statement is effective for fiscal years beginning on or after November 15, 2008. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS 162 addresses to establish that the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

(r)	Impact on Reconciliation of Adoption of Statement of Korean Accounting Standards

Effective January 1, 2007, the Company adopted the SKAS No. 21 “Preparation and Presentation of Financial Statements”, SKAS No. 23 “Earning per Share”, SKAS No.25 “Consolidation Financial Statement” and amended SKAS No.16 “Income Taxes”. The impact of those statements on the reconciliation to U.S. GAAP in 2007 was immaterial.

(s)	Effect on Net Income and Shareholders’ Equity

The effects of the significant adjustments to net income and shareholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:

	Korean Won (in millions)		Translation into U.S dollars (Note2)
	2007	2008	2008
NET INCOME UNDER KOREAN GAAP	933,142	(447,539)	$(427,531)
ADJUSTMENTS:
MINORITY INTERESTS	(17,072)	(21,841)	(20,855)
OPERATING INCOME
Asset revaluation (note 35(b))	208,892	179,398	171,377
Special depreciation (note 35(c))	(2,664)	(2,182)	(2,084)
Regulated operations (note 35(d))	90	(118,005)	(112,729)
Capitalized foreign currency translation (note 35(f))	72,989	65,825	62,882
Reversal of eliminated profit on transactions with subsidiaries and affiliates (note 35(e))	(4,725)	(20,710)	(19,784)
Liabilities for decommissioning costs and capitalized asset retirement costs (note 35(j))	39,950	31,280	29,882
Reserve for self-insurance (note 35(m))	(644)	(525)	(502)
Revenue recognition (note 35(a))	(148,843)	(149,423)	(142,743)
Intangible assets (note 35(g))	—	(11,591)	(11,073)
Classification differences in the consolidated statements of income (*)	(51,689)	(48,370)	(46,207)
OTHER INCOME (EXPENSES)
Asset revaluation – equity investments (note 35(b))	7,219	12,259	11,711
Capitalized foreign currency translation (note 35(f))	4,731	(2,800)	(2,675)
Convertible bonds (note 35(k))	20,876	(205,664)	(196,469)
Classification differences in the consolidated statements of income (*)	51,689	48,370	46,207
INCOME TAX EXPENSES
Deferred income taxes	(52,742)	90,322	86,284

Fin48 Liabilities (note 35(i))	—	(256)	(245)
EQUITY INCOME OF AFFILIATES, NET OF TAX	89,151	107,970	115,377

NET INCOME UNDER U.S. GAAP	1,061,199	(601,452)	$(574,563)

(*)	Certain donations and gain or loss on disposal of property, plant and equipment are recorded in other income or expenses under Korean GAAP while recorded in operating expenses under U.S. GAAP since those are regarded as operating expenses. This reclassification does not affect the net income under U.S. GAAP.

	Korean Won (in millions)		Translation into U.S. dollars (Note 2) (in thousands)
	2007	2008	2008
SHAREHOLDERS’ EQUITY UNDER KOREAN GAAP	44,266,853	43,471,070	$41,527,579
ADJUSTMENTS:
Current Asset
Account Receivables Revenue recognition (note 34(a))	995,387	845,965	808,144
UTILITY PLANT
Asset revaluation (note 34(b))	(6,766,801)	(6,678,090)	(6,379,528)
Capitalized asset retirement costs (note 34(j))	(919,159)	(894,244)	(854,264)
Construction in progress (note 34(g))	300,000	300,000	286,588
Special depreciation (note 34(c))	2,776	593	566
Capitalized foreign currency translation (note 34(f))	(1,180,796)	(1,125,684)	(1,075,357)
Reversal of eliminated profit on transactions with subsidiaries and affiliates (note 34(e))	115,549	94,839	90,599
INTANGIBLE ASSETS
Future radioactive wastes repository sites usage rights (note 34(g))	(300,000)	(300,000)	(286,588)
Research and development cost (note 34(g))	(44,013)	(55,604)	(53,118)
INVESTMENT SECURITIES
Asset revaluation (note 34(b))	(48,784)	(36,525)	(34,892)
DEFERRED INCOME TAXES	1,533,405	1,631,497	1,558,557
LIABILITIES
Liabilities for decommissioning costs (note 34(j))	2,294,969	2,301,335	2,198,448
Regulated operation (note 34(d))	(731,340)	(849,345)	(811,373)
Reserve for self-insurance (note 34(m))	109,273	108,748	103,886
Convertible bonds (note 34(k))	(166,436)	(373,556)	(356,855)
Fin48 Liabilities (note 34(i))	(13,380)	(13,839)	(13,220)
MINORITY INTERESTS	(234,441)	(268,255)	(255,262)

SHAREHOLDERS’ EQUITY UNDER U.S. GAAP	39,213,062	38,158,905	$36,452,910

The reconciliation of operating income from Korean GAAP to U.S. GAAP for the six-month period ended June 30, 2007 and 2008 is as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2007		2008	2008
Operating income under Korean GAAP	(Won)	1,619,448	(248,999)	$(237,867)
Asset revaluation		208,892	179,398	171,377
Special depreciation		(2,664)	(2,182)	(2,084)
Regulated operation		90	(118,005)	(112,729)
Capitalized foreign currency translation		72,989	65,825	62,882
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(4,725)	(20,710)	(19,784)
Asset retirement obligation		39,950	31,280	29,882
Reserve for self-insurance		—	(525)	(502)
Revenue recognition		(148,843)	(149,423)	(142,473)
Intangible Assets		—	(11,591)	(11,073)
Classification differences in the consolidated statements of income		(51,689)	(48,370)	(46,207)

Operating income under U.S. GAAP	(Won)	1,733,448	(323,302)	$(308,848)

The reconciliation of utility plant from Korean GAAP to U.S. GAAP at December 31, 2007 and June 30, 2008 is as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2007		2008	2008
Utility plant, net under Korean GAAP	(Won)	67,563,153	68,021,194	$64,980,124
Asset revaluation		(6,766,801)	(6,678,090)	(6,379,528)
Construction in-progress		300,000	300,000	286,588
Capitalized asset retirement costs		(919,159)	(894,244)	(854,264)
Special depreciation		2,776	593	566
Capitalized foreign currency translation		(1,180,796)	(1,125,684)	(1,075,357)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		115,549	94,839	90,599

Utility plant, net under U.S. GAAP	(Won)	59,114,722	59,718,608	$57,048,728

The reconciliation of total assets from Korean GAAP to U.S. GAAP at December 31, 2007 and June 30, 2008 is as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2007		2008	2008
Total assets under Korean GAAP	(Won)	82,928,592	83,939,200	$80,186,473
Adjustments:
Account Receivables		995,387	845,965	808,144
Utility Plant		(8,448,431)	(8,302,586)	(7,931,397)
Intangible assets		(344,013)	(355,604)	(339,706)
Investment securities:
Asset revaluation		(48,784)	(36,525)	(34,892)
Deferred income taxes		1,533,405	1,631,497	1,558,557

Total assets under U.S. GAAP	(Won)	76,616,156	77,721,947	$74,247,179

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2007 and June 30, 2008, computed under U.S. GAAP, and the description of the financial statement items that created these differences are as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2007		2008	2008
Deferred tax assets adjustments:
Asset revaluation	(Won)	1,660,776	1,642,299	$1,568,876
Convertible bond		45,770	102,728	98,135
Regulated operation		201,119	233,570	223,128
Capitalized foreign currency translation		324,719	309,563	295,723
Decommissioning cost		2,253,648	2,335,312	2,230,906
Intangible assets		12,104	15,291	14,607
Others, net		350,808	455,559	435,192
Fin48 Liabilities		3,584	3,786	3,617

Total deferred tax assets adjustments		4,852,528	5,098,108	4,870,184

Deferred tax liabilities adjustments:
Special depreciation		(763)	(163)	(156)
Asset retirement obligation, net		(378,347)	(386,950)	(369,650)
Investment in social overhead capital		(130,351)	(108,061)	(103,230)
Reserve for self insurance		(30,050)	(29,906)	(28,569)
Investment in subsidiaries and affiliates		(2,809,402)	(2,764,030)	(2,640,457)
Revenue Recognition		(273,731)	(232,640)	(222,239)

Total deferred tax liabilities adjustments	(Won)	(3,622,644)	(3,521,750)	$(3,364,301)

Net deferred tax assets adjustments:		1,533,405	1,631,497	1,558,557

Net deferred tax liabilities under Korean GAAP	(Won)	(303,521)	(55,139)	$(52,674)

Net deferred tax assets under U.S. GAAP	(Won)	1,229,884	1,576,358	$1,505,883

Basic earning per share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. . Earnings per share for the six-month period ended June 30, 2007 and 2008 under U.S. GAAP are as follows:

	Korean Won (in millions, except per share data)		Translation into U.S. dollars (Note 2) (in thousands, except per share data)
	2007	2008	2008
Net income under U.S. GAAP (a)	1,061,119	(601,452)	$(574,562)

Effect of dilutive Securities	9,898	—	—

Adjusted net income (b)	1,071,097	(601,452	$(574,562)

Weighted-average shares (c)	621,417,135	622,637,717	622,637,717
Effect dilutive securities	18,941,911	—	—

Adjusted weighted average shares (d)	640,365,046	622,637,717	622,637,717

Basic earnings per share under U.S. GAAP (a)/(c)	1,708	(966)	$(0.92)

Diluted earnings per share under U.S. GAAP (b)/(d)	1,673	(966)	$(0.92)

Basic earnings per ADS under U.S. GAAP	854	(483)	$(0.46)

Diluted earnings per ADS under U.S. GAAP	836	(483)	$(0.46)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director General, Finance Team

Date: December 22, 2008